                          OFFICE OF THRIFT SUPERVISION
                              1700 G STREET, N.W.
                             WASHINGTON, D.C. 20552

                                  FORM 10-KSB

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
         For the Fiscal Year Ended June 30, 1997
                                       OR
[  ]     Transition Report Pursuant to Section 13 or 15(d) of the Securities
         Exchange Act of 1934

         For the transition period from                 to
                                        ---------------     ----------------
                             OTS DOCKET NUMBER 1272

                           LEEDS FEDERAL SAVINGS BANK
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                UNITED STATES                                        52-1865050
 -------------------------------------------               ----------------------------
       (State or other jurisdiction of                           (I.R.S. Employer
       incorporation or organization)                         Identification Number)

1101 MAIDEN CHOICE LANE, BALTIMORE, MARYLAND                           21229
--------------------------------------------                           -----
  (Address of Principal Executive Offices)                           Zip Code

                                 (410) 242-1234
                        -------------------------------
                        (Registrant's telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:         NONE

Securities Registered Pursuant to Section 12(g) of the Act:         COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                                                    ---------------------------------------
                                                                                 (Title of Class)

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to
such requirements for the past 90 days.  YES   X     NO
                                             -----      -----

         Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any
amendment to this Form 10-K.  [    ].

         The issuer's revenues for the fiscal year ended June 30, 1997, were $19.6 million.

         The aggregate market value of the voting stock held by non-affiliates of the Registrant, computed by reference to the closing sales price of the Registrant's stock, as reported on the Nasdaq National Market on September 5, 1997, was approximately $35.6 million. This amount includes shares held by the Registrant's ESOP, and excludes shares held by Leeds Federal Bankshares, M.H.C., and the Registrant's directors and senior officers. As of September 5, 1997, there were issued and outstanding 3,454,736 shares of the Registrant's Common Stock.
                      DOCUMENTS INCORPORATED BY REFERENCE

1. Sections of Annual Report to Stockholders for the fiscal year ended June 30, 1997 (Parts II and III).

2. Proxy Statement for the 1997 Annual Meeting of Stockholders (Parts I and III).

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         Leeds Federal Savings Bank ("Leeds Federal" or the "Bank") is a federally chartered savings bank that conducts its operations from a single facility located in Arbutus, Baltimore County, Maryland. The Bank is the successor to Leeds Federal Savings and Loan Association, which was chartered originally in 1923. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") under the Savings Association Insurance Fund ("SAIF"). The Bank has been a member of the Federal Home Loan Bank System since 1938. At June 30, 1997, the Bank had total assets of $287.0 million, total deposits of $232.6 million, and stockholders' equity of $46.7 million.

         The Bank is a community-oriented savings institution that is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits in fixed-rate one- to four-family residential real estate mortgages and adjustable rate home equity loans and, to a lesser extent, commercial real estate loans and consumer loans. To the extent available funds exceed local mortgage loan demand, the Bank also invests in mortgage-backed securities issued or guaranteed by the United States Government or agencies thereof, secured short-term loans to commercial banks, interest-earning deposits in other institutions, and other short- and medium-term investments.

         The Bank's market area comprises parts of the Maryland counties of Baltimore, Howard, Harford, Anne Arundel, and Carroll, and Baltimore City. The Bank's market area has a diverse base, although it is significantly influenced by the federal government and the defense industry.

         The Bank's executive offices are located at 1101 Maiden Choice Lane, Baltimore, Maryland 21229, and its telephone number at that address is (410) 242-1234.

MUTUAL HOLDING COMPANY REORGANIZATION

         The Bank was formed on April 29, 1994, as a result of the reorganization (the "Reorganization") of Leeds Federal Savings and Loan Association, a federally chartered mutual savings and loan association (the "Mutual Association") into a federal mutual holding company structure. Pursuant to the Reorganization (i) the Bank was formed as a subsidiary of the Mutual Association, (ii) the Mutual Association transferred substantially all of its assets and all of its liabilities to the Bank, and (iii) the Mutual Association converted its mutual charter into a mutual holding company charter and was renamed Leeds Federal Bankshares, M.H.C. (the "Holding Company"). Concurrently with the Reorganization, 1,200,000 shares of the Bank's common stock (the "Common Stock") representing 35.3% of the issued and outstanding shares of the Common Stock, were sold to the Bank's Employee Stock Ownership Plan and certain depositors of the Bank, at a price of $10.00 per share.

RECENT DEVELOPMENTS

         On July 8, 1997, the Bank announced that the Office of Thrift Supervision (the "OTS") approved the Bank's application to reorganize into a two-tier mutual holding company structure. The Bank anticipates that this restructuring will provide enhanced ability to invest through a mid-tier stock holding company, facilitate mergers and acquisitions, and facilitate stock repurchases.

MARKET AREA/LOCAL ECONOMY

         The Bank's market area comprises parts of the Maryland counties of Baltimore, Howard, Harford, Anne Arundel, and Carroll, and Baltimore City, which are part of the Baltimore metropolitan area. Baltimore City is located approximately 30 miles from Washington, D.C., and is part of the Washington-Baltimore Standard Metropolitan Statistical Area. The Bank's market area has a diverse base, although it is significantly influenced by the federal government and the defense industry. The federal government is one of the area's largest employers.

Headquartered within the Bank's market area are a number of federal government agencies, including the Social Security Administration and the Health Care Financing Administration. Other major employers and industries within the Bank's market area include General Motors Truck and Bus Group, Pepsi-Cola Company, Black and Decker Corporation, Sweetheart Cup Company, Inc., Johns Hopkins University, the University of Maryland--Baltimore County, the University of Maryland--Baltimore, McCormick and Company, Inc., Bethlehem Steel Corp., Westinghouse Electronic Systems Group, Fort Meade, Proctor and Gamble Cosmetic and Fragrance Products, The Baltimore Sun, Baltimore Gas and Electric Company, Giant Food, Inc., Bell Atlantic, Blue Cross and Blue Shield of Maryland, USF&G Corporation, Crown Central Petroleum, St. 1Agnes Hospital, and The Ryland Group, Inc. The Baltimore metropolitan area also has an active tourism industry, and is home to the Baltimore Orioles professional baseball team, the Baltimore Ravens professional football team, the Inner Harbor, and the National Aquarium. As of 1990, the population of the Baltimore metropolitan area was approximately two million. The Baltimore metropolitan area experienced significant economic growth during the 1970's and 1980's. In the early 1990s the real estate market had suffered a recession; however, the area has been slowly recovering from this recession.

LENDING ACTIVITIES

         Loan and Mortgage-Backed Securities Portfolio Composition. The principal components of the Bank's loan portfolio are fixed-rate conventional first mortgage loans secured by one- to four-family residential real estate, home equity loans, and, to a much lesser extent, commercial real estate and consumer loans. At June 30, 1997, the Bank's net loans receivable totalled $174.9 million, of which $155.2 million, or 88.7%, were one- to four-family residential real estate mortgage loans, $13.0 million, or 7.4%, were home equity loans, $5.1 million, or 2.9%, were consumer loans, and $3.8 million, or 2.2%, were commercial real estate loans.

         The Bank also invests in mortgage-backed securities including pass-through certificates and, to a much lesser extent, collateralized mortgage obligations ("CMOs"). At June 30, 1997, mortgage-backed securities totalled $22.3 million, or 7.8%, of total assets. At June 30, 1997, 44.7% of the Bank's mortgage-backed securities were secured by adjustable rate mortgage ("ARM") loans, and 5.9% were secured by loans with terms of less than five years. Pass-through certificates totalled $20.3 million, or 91.3%, of the Bank's total mortgage-backed securities portfolio at June 30, 1997. All of the Bank's pass-through certificates are insured or guaranteed by Freddie Mac, Ginnie Mae ("GNMA"), or Fannie Mae ("FNMA"). CMOs totalled $1.9 million, or 8.4%, of the Bank's total mortgage-backed securities portfolio on June 30, 1997, all of which were backed by federal agency collateral. The Bank's policy is to hold mortgage-backed securities to maturity.

         Analysis of Loan Portfolio. Set forth below are selected data relating to the composition of the Bank's loan portfolio by type of loan as of the dates indicated.

                                                                         At June 30,
                                         ------------------------------------------------------------------------
                                                  1997                  1996                      1995
                                         --------------------   --------------------      -----------------------
                                           Amount   Percent        Amount   Percent         Amount      Percent
                                           ------   -------       --------  -------      ---------    -----------
                                                                                           (Dollars in Thousands)
Real estate loans:
    One- to four-family residential     $ 155,233      88.8%    $  137,700      90.1%    $  127,511      90.4%
    Home equity                            13,024       7.4         11,692       7.7         10,108       7.2
    Commercial                              3,763       2.2          1,548       1.0          1,494       1.0
                                        ---------    ------     ----------     -----     ----------     -----
       Total real estate loans            172,020      98.4        150,940      98.8        139,113      98.6

Consumer loans                              5,069       2.9          3,295       2.2          2,324       1.6

Accrued interest receivable                   783        .4            679        .4            616        .4
                                        ---------   -------     ----------    ------     ----------     -----
        Total loans receivable            177,872     101.7        154,914     101.4        142,053     100.6

Less:
    Undisbursed loan proceeds               1,668      (1.0)         1,196       (.8)           121       (.1)
    Net deferred loan fees                    790       (.4)           588       (.4)           498       (.3)
    Allowance for loan losses                 536       (.3)           375       (.2)           341       (.2)
                                        ---------       ----    ----------    -------    ----------       ----
        Total loans receivable, net     $ 174,878     100.0%    $  152,755     100.0%    $  141,093     100.0%
                                        =========     =====     ==========     =====     ==========     =====

Mortgage-backed securities              $  22,294               $   29,095               $   34,957
                                        =========               ==========               ==========

                                                     At June 30,
                                       ------------------------------------------
                                                 1994                  1993
                                         -------------------    -----------------
                                          Amount    Percent      Amount   Percent
                                         --------  ---------    -------- --------
                                                    (Dollars in Thousands)
Real estate loans:
    One- to four-family residential    $ 131,751      92.0%   $  127,890    92.5%
    Home equity                           10,055       7.0         9,895     7.1
    Commercial                             1,672       1.2         1,529     1.1
                                       ---------    ------    ----------   -----
       Total real estate loans           143,478     100.2       139,314   100.7

Consumer loans                               773        .5           403      .3

Accrued interest receivable                  620        .4           671      .5
                                       ---------    ------    ----------    ----
        Total loans receivable           144,871     101.1       140,388   101.5

Less:
    Undisbursed loan proceeds                625       (.4)          498     (.4)
    Net deferred loan fees                   677       (.5)        1,295     (.9)
    Allowance for loan losses                318       (.2)          254     (.2)
                                       ---------    -------   ----------   ------
        Total loans receivable, net    $ 143,251     100.0%   $  138,341   100.0%
                                       =========     =====    ==========   =====

Mortgage-backed securities             $  38,149              $   42,120
                                       =========              ==========

         Loan and Mortgage-Backed Securities Maturity Schedule. The following table sets forth the maturity or period of repricing of the Bank's loan and mortgage-backed securities portfolio at June 30, 1997. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature, and fixed rate loans and mortgage-backed securities are included in the period in which the final contractual repayment is due.

                                                                                               Beyond
                                             Within      1-3       3-5       5-10     10-20      20
                                             1 Year     Years     Years     Years     Years    Years      Total
                                           ---------  --------  --------  --------- -------- ----------  ---------
                                                                       (In Thousands)
Real estate loans:
  One- to four-family residential . . . .    $  171    $3,435   $12,561     $31,819  $70,339   $36,908    $155,233
  Home equity . . . . . . . . . . . . . .     9,135       214       805       2,817       53        --      13,024
  Commercial  . . . . . . . . . . . . . .     2,500     1,263        --          --       --        --       3,763
Consumer loans  . . . . . . . . . . . . .       380     1,068     3,377         244       --        --       5,069
Accrued interest receivable . . . . . . .       783        --        --          --       --        --         783
                                             ------    ------   -------     -------   ------    ------     -------
       Total loans  . . . . . . . . . . .    12,969     5,980    16,743      34,880   70,392    36,908     177,872
                                             ------    ------   -------     -------   ------    ------    --------

Mortgage-backed securities (1)  . . . . .    12,189     2,577        --       5,024       --     2,565      22,355
                                             ------    ------   -------     -------   ------    ------     -------

   Total loans and
     mortgage-backed securities   . . . .    $25,158   $8,557   $16,743     $39,904  $70,392   $39,473    $200,227
                                             =======   ======   =======     =======  =======   =======    ========

-------------------
(1)  Does not include discounts and premiums.


         Fixed- and Adjustable-Rate Loan and Mortgage-Backed Securities Schedule. The following table sets forth at June 30, 1997, the dollar amount of fixed rate loans and mortgage-backed securities that mature after June 30, 1998, and all adjustable rate loans and mortgage-backed securities that mature or reprice after June 30, 1998.

                                                                     Fixed          Adjustable         Total
                                                                  -----------       ----------      -----------
                                                                                  (In Thousands)
Real estate loans:
  One- to four-family residential . . . . . . . . . . . .          $ 146,155         $  8,907        $ 155,062
  Home equity . . . . . . . . . . . . . . . . . . . . . .              3,889               --            3,889
  Commercial  . . . . . . . . . . . . . . . . . . . . . .                 --            1,263            1,263
  Consumer loans  . . . . . . . . . . . . . . . . . . . .              4,689               --            4,689
                                                                   ---------         --------        ---------
    Total . . . . . . . . . . . . . . . . . . . . . . . .          $ 154,733         $ 10,170        $ 164,903
                                                                   =========         ========        =========

Mortgage-backed securities  . . . . . . . . . . . . . . .          $  10,166         $     --        $  10,166
                                                                   =========         ========        =========


         One- to Four-Family Residential Real Estate Loans. The Bank's primary lending activity currently consists of the origination of fixed rate one- to four-family owner-occupied residential mortgage loans, virtually all of which are collateralized by properties located in the Bank's market area. The Bank also originates fixed/adjustable first mortgage loans, which have fixed rates for the first five or seven years, then adjust annually thereafter. The Bank also originates one- to four-family construction loans that convert to permanent loans after the initial construction period which generally does not exceed nine months. The Bank is a portfolio lender. It has not sold loans in the secondary mortgage market; however, it may conduct limited secondary market sales in the future. One- to four-family loans are underwritten and originated according to policies approved by the board of directors.

         The Bank currently offers fixed rate one- to four-family residential mortgage loans with terms ranging from 5 to 30 years. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option. The average length of time that the Bank's one- to four-family residential mortgage loans remain outstanding varies significantly depending upon trends in market interest rates and other factors. In recent years, the average maturity of the Bank's mortgage loans has decreased significantly due to unprecedented volume of refinancing activity.
Accordingly, estimates of the average length of one- to four-family loans that remain outstanding cannot be made with any degree of accuracy.

         Originations of fixed rate mortgage loans are monitored on an ongoing basis and are affected significantly by the level of market interest rates, the Bank's interest rate risk position, and loan products offered by the Bank's competitors. The Bank's fixed rate mortgage loans amortize on a monthly basis with principal and interest due each month. To make the Bank's loan portfolio more interest rate sensitive, the Bank currently emphasizes the origination of fixed rate loans with terms of 15 years or less and fixed/adjustable rate loans.

         The Bank's one- to four-family residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the Bank's fixed rate mortgage loan portfolio, and the Bank has generally exercised its rights under these clauses.

         Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Such regulations permit a maximum loan-to-value ratio of 100% for residential property and 90% for all other real estate loans. The Bank's lending policies limit the maximum loan-to-value ratio on fixed rate loans without private mortgage insurance to 80% of the lesser of the appraised value or the purchase price of the property to serve as collateral for the loan.

         The Bank makes one- to four-family real estate loans with loan-to-value ratios of up to 95%; however, for one- to four-family real estate loans with loan-to-value ratios of between 80% and 95%, the Bank requires the first 20% of the loan amount to be covered by private mortgage insurance. The Bank requires fire and casualty insurance, as well as a title policy, on all properties securing real estate loans made by the Bank.

         Commercial Real Estate Loans. The Bank originates commercial real estate loans on a limited basis. At June 30, 1997, the Bank had two such loans which represented 2.2% of the Bank's loan portfolio. The Bank generally does not solicit such loans, and originates such loans selectively and on a case-by-case basis. Because of the increased credit risk associated with such loans and the low level of demand for such loans in the Bank's primary market area, the Bank does not expect commercial real estate lending to constitute a significant part of loan originations in the foreseeable future. At June 30, 1997, the Bank's commercial real estate loan portfolio totalled $3.8 million. The largest loan at June 30, 1997 was a $2.5 million, 18 month loan on a property located in Baltimore City which ultimately will be developed into a retirement facility.

         Home Equity Loans. The Bank also originates variable and fixed rate home equity loans. As of June 30, 1997, variable rate home equity loans totalled $9.1 million, or 5.1%, of the Bank's total loan portfolio. The interest rates of the Bank's variable rate home equity loans adjust based on the prime interest rate and are generally for terms of up to 15 years. At June 30, 1997, fixed rate home equity loans totalled $3.9 million. The Bank's home equity loans are secured by the borrower's principal residence with a maximum loan-to-value ratio, including the principal balances of both the first and second mortgage loans, of 75% or less.

         Consumer Loans. To a much lesser extent, the Bank also originates consumer loans collateralized by automobiles, mobile homes, boats, recreational vehicles, deposit accounts and other personal property. Consumer loans entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are secured by assets that depreciate rapidly, such as automobiles, mobile homes, boats, and recreational vehicles.

         Loan Originations, Solicitation, Processing, and Commitments. Loan originations are derived from a number of sources such as mortgage brokers, real estate agent referrals, existing customers, borrowers, builders, attorneys, and walk-in customers. Upon receiving a loan application, the Bank obtains a credit report and employment verification to verify specific information relating to the applicant's employment, income, and credit standing. In the case of a real estate loan, an appraiser approved by the Bank appraises the real estate intended to collateralize the proposed loan. An underwriter in the Bank's loan department checks the loan application file for accuracy and completeness, and verifies the information provided. Pursuant to the Bank's written loan policies, all loans are approved by the board of directors, which meets weekly. After the loan is approved, a loan commitment letter is promptly issued to the borrower.

         If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Commitments are typically issued for 60-day periods in the case of loans to refinance, 90-day periods in the case of loans to purchase existing real estate, and 120-day periods for construction loans. The borrower must provide proof of fire and casualty insurance on the property serving as collateral, which insurance must be maintained during the full term of the loan. Title insurance, based on a title search of the property, is required on all loans secured by real property. At June 30, 1997, the Bank had outstanding loan commitments of $1.9 million. This amount does not include $13.9 million of undisbursed lines of credit on home equity loans, and the unfunded portion of loans in process.

         Origination, Purchase and Sale of Loans. The table below shows the Bank's originations of loans for the periods indicated.

                                                              Years Ended June 30,
                                                 --------------------------------------------------
                                                   1997                1996               1995
                                                 ----------         -----------        ------------
                                                                   (In Thousands)
Loans receivable at beginning of period .        $153,039           $ 141,316          $ 143,626
Originations:
  Real estate:
    One- to four-family residential . . .          35,919             32,514              14,030
    Home equity (1) . . . . . . . . . . .           7,657             10,355               5,923
    Commercial  . . . . . . . . . . . . .           2,500                100                  --
  Consumer passbook loans (2) . . . . . .             (39)                14                  63
  Consumer loans, other . . . . . . . . .           2,699              1,892               1,934
                                                 --------           --------           ---------
      Total originations  . . . . . . . .          48,736             44,875              21,950
                                                 --------           --------           ---------
    Transfer of mortgage loans
         to foreclosed real estate  . . .                                 --                  --
Repayments  . . . . . . . . . . . . . . .         (26,364)           (33,152)            (24,260)
Loan charge-off/transfer provision  . . .              11                 --                  --
                                                 --------           ---------          ---------
Net loan activity . . . . . . . . . . . .          22,383             11,723              (2,310)
                                                 --------           --------           ---------

        Total loans receivable at end
            of period . . . . . . . . . .        $175,422           $153,039           $ 141,316
                                                 ========           ========           =========

-----------------------
(1)  Includes disbursements from existing home equity loans.

(2)  Represents net changes in ending balances.

         Loan Origination Fees and Other Income. In addition to interest earned on loans, the Bank generally receives fees in connection with loan originations. Such loan origination fees, net of costs to originate, are deferred and amortized using an interest method over the contractual life of the loan. Fees deferred are recognized into income immediately upon prepayment of the related loan. At June 30, 1997, the Bank had $790,000 of deferred loan origination fees. Such fees vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets, which in turn respond to the demand and availability of money. In addition to loan origination fees, the Bank also receives other fees, service charges, and other income that consist primarily of deposit transaction account service charges and late charges. The Bank recognized fees and service charges of $130,000, $116,000 and $75,000, for the fiscal years ended June 30, 1997, 1996, and 1995, respectively.

MORTGAGE-BACKED SECURITIES

         A significant part of the Bank's business involves investments in mortgage-backed securities, all of which are issued or guaranteed by the United States Government or an agency thereof. At June 30,1997, all of the Bank's mortgage-backed securities were insured or guaranteed by a United States Government agency or sponsored corporation. The Bank's mortgage-backed securities portfolio includes primarily pass-through certificates and, to a lesser extent, CMOs. The Bank invests in mortgage-backed securities to supplement local loan originations as well as to reduce interest rate risk exposure.

         The Bank's pass-through certificates represent a participation interest in a pool of single-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interest in the form of securities, to investors such as the Bank. Such quasi-governmental agencies that guarantee the payment of principal and interest to investors, include Freddie Mac, GNMA, or the FNMA.
Pass-through certificates typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates and maturities that are within a specified range. The underlying pool of mortgages can be composed of either fixed rate mortgage loans or ARM loans. The interest rate risk characteristics of the underlying pool of mortgages, i.e., fixed rate or adjustable rate, are passed on to the certificate holder.

         CMOs are securities created by segregating or partitioning cash flows from mortgage pass-through securities or from pools of mortgage loans. CMOs provide a broad range of mortgage investment vehicles by tailoring cash flows from mortgages to meet the varied risk and return preferences of investors. These securities enable the issuer to "carve up" the cash flow from the underlying securities and thereby create multiple classes of securities with different maturity and risk characteristics. CMOs are typically issued by a special-purpose entity (the "issuer") that may be organized in a variety of legal forms, such as a trust, a corporation, or a partnership. Accordingly, a CMO instrument may be purchased in equity form (e.g., trust interests, stock and partnership interests) or non-equity form (e.g., participating debt securities). All of the Bank's CMOs are non-equity interests. CMOs are collateralized by mortgage loans or mortgage-backed securities that are transferred to the CMO trust or pool by a sponsor. The issue is structured so that collections from the underlying collateral provide a cash flow to make principal and interest payments on the obligations, or "tranches," of the issuer.

         Set forth below is information relating to the Bank's purchases, sales and repayments of mortgage-backed securities for the periods indicated.

                                                             Years Ended June 30,
                                                 --------------------------------------------------
                                                   1997                1996               1995
                                                 ----------         -----------        ------------
                                                                 (In Thousands)
Mortgage-backed securities at
  beginning of period . . . . . . . . . .        $ 29,095           $ 34,957           $  38,149
Purchases . . . . . . . . . . . . . . . .              --                 --               1,020
Repayments  . . . . . . . . . . . . . . .          (6,791)            (5,878)             (4,260)
Other  (1)  . . . . . . . . . . . . . . .             (10)                16                  48
                                                 --------           ---------          ---------
Mortgage-backed securities at end of period      $ 22,294           $ 29,095           $  34,957
                                                 ========           ========           =========

-----------------------
(1)  Includes discount (premium) amortization and accrued interest receivable.

         The following table sets forth selected data relating to the composition of the Bank's mortgage-backed securities as of the dates indicated.

                                                                      At June 30,
                                         --------------------------------------------------------------------
                                                 1997                    1996                     1995
                                         --------------------     -------------------     -------------------
                                             $          %             $         %             $          %
                                         ---------  ---------     --------   --------     ---------  --------
                                                               (Dollars in Thousands)
Pass-through certificates:
    Adjustable  . . . . . . . . . . .   $   9,970        44.7%    $ 11,704       40.2%    $  13,669     39.1%
    Fixed . . . . . . . . . . . . . .      10,375        46.6       15,431       53.0        19,345     55.3
                                        ---------    --------     --------   --------     ---------  -------
        Total pass-through
            certificates  . . . . . .      20,345        91.3       27,135       93.2        33,014     94.4
                                        ---------    --------     --------   --------     ---------  -------

CMOs:
    Adjustable  . . . . . . . . . . .       1,876         8.4        1,876        6.5         1,876      5.4
                                        ---------    --------     --------   --------     ---------  -------
        Total CMOs  . . . . . . . . .       1,876         8.4        1,876        6.5         1,876      5.4
                                        ---------    --------     --------   --------     ---------  -------

    Other (1) . . . . . . . . . . . .          73          .3           84         .3            67       .2
                                        ---------   ---------     --------   --------     ---------  -------

            Total mortgage-backed
                securities  . . . . .   $  22,294       100.0%    $ 29,095      100.0%    $  34,957    100.0%
                                        =========     =======     ========   ========     =========  =======

---------------------
(1)  Includes discount (premium) amortization and accrued interest receivable.

         At June 30, 1997, mortgage-backed securities totaled $22.3 million, or 7.8%, of total assets. ARM loans collateralized 44.7% of the Bank's mortgage-backed securities portfolio, and loans with terms of less than five years collateralized 5.9% of the Bank's mortgage-backed securities portfolio. Pass-through certificates totaled $20.3 million, or 91.3%, of the Bank's total mortgage-backed securities portfolio at June 30, 1997. All of the Bank's pass-through certificates are insured or guaranteed by the Freddie Mac, the GNMA, or the FNMA. CMOs totaled $1.9 million, or 8.4%, of the Bank's total mortgage-backed securities portfolio on that same date, all of which were backed by federal agency collateral. At June 30, 1997, all the Bank's
mortgage-backed securities were held for investment.   At June 30, 1997, the
Bank's mortgage-backed securities portfolio had a fair market value of $22.8 million.

         Effective February 1992, the OTS adopted Thrift Bulletin 52 ("TB 52"). Among other things, TB 52 sets forth certain guidelines with respect to depository institutions' investment in certain "high risk mortgage securities." "High-risk mortgage securities" are defined as any mortgage derivative product that at the time of purchase, or at any subsequent date, meets any of three tests that are set forth in TB 52. High-risk mortgage securities may be purchased only in limited circumstances, and if held in a portfolio, must be reported as trading assets at market value, or as available-for-sale assets at the lower of cost or market value. Mortgage securities that were not high risk securities when originally acquired that subsequently became high risk may be reported as held to maturity. In certain circumstances, OTS examiners may seek the orderly divestiture of high-risk mortgage securities, in which case the securities must be reported as available for sale. As of June 30, 1997, the Bank did not hold any "high-risk mortgage securities" in its portfolio.

DELINQUENCIES AND CLASSIFIED ASSETS

         Delinquencies. The Bank's collection procedures provide that when a loan is 15 days past due, a computer-generated late charge notice is sent to the borrower requesting payment, plus a late charge. If delinquency continues, on the first day of the second month, a delinquent notice is mailed along with a letter advising that the mortgagors are in violation of the terms of their mortgage contract. If a loan becomes 60 days past due, the loan becomes subject to possible legal action. The Bank's attorney has been authorized by the Board of Directors to send a letter on the first day of the third month advising of pending legal action. This letter grants mortgagors an additional 15 days to bring the account to date prior to start of any legal action. If not paid, foreclosure proceedings are initiated.

         It is sometimes necessary and desirable to arrange special repayment schedules with mortgagors to prevent foreclosure or filing for bankruptcy. The mortgagors are required to submit a written repayment schedule which is closely monitored for compliance. Under these terms, the account is brought to date, usually within a few months.

         Nonperforming Assets. Loans are reviewed on a regular basis and are placed on a nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Mortgage loans are placed on nonaccrual status generally when either principal or interest is more than 90 days past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

         Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is deemed REO until such time as it is sold. When REO is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management, and any subsequent decline in fair value is charged to operations. At June 30, 1993, the Bank held $116,000 of REO, which was sold during the three months ended September 30, 1993. This was the only REO held by the Bank in the past several years.

         Delinquent Loans and Nonperforming Assets. The following table sets forth information regarding loans delinquent 90 days or more, real estate owned by the Bank and other nonperforming assets at the dates indicated. As of the dates indicated, the Bank did not have any material restructured loans within the meaning of SFAS 15. At June 30, 1997, the Bank had two loans on nonaccrual status, totaling $88,000.

                                                                     At June 30,
                                              --------------------------------------------------------
                                                 1997        1996       1995        1994       1993
                                              ----------  ---------- ----------  ---------- ----------
                                                              (Dollars in Thousands)
Delinquent loans:
    One- to four-family residential . . .      $    88    $   100     $  104      $  20      $  90
    Consumer loans  . . . . . . . . . . .           --         --          7         --         --
                                               -------    -------     ------      -----      -----
        Total delinquent loans  . . . . .      $    88    $   100     $  111      $  20      $  90
                                               =======    =======     ======      =====      =====

Total real estate owned (1) . . . . . . .           --    $    --     $   --      $  --      $ 116
 Other nonperforming assets . . . . . . .           --         90        150         --         --
                                               -------    -------     ------      -----      -----
        Total nonperforming assets  . . .           --    $    90     $  150      $  --      $ 116
                                               =======    =======     ======      =====      =====

Total loans delinquent 90 days or more to
    net loans receivable  . . . . . . . .          .05%       .07%       .08%       .01%       .06%
Total loans delinquent 90 days or more to
    total assets  . . . . . . . . . . . .          .03%       .04%       .04%        --%       .04%
Total nonperforming loans and nonperforming
    assets to total assets  . . . . . . .          .03%       .07%       .10%        --%       .08%

----------------------
(1) Represents the net book value of property acquired by the Bank through foreclosure or deed in lieu of foreclosure. Upon acquisition, this property was recorded at the lower of its fair value or the principal balance of the related loan.

         During the year ended June 30, 1997, gross interest income of approximately $6,800 would have been recorded on nonperforming and restructured loans, under their original terms, if the loans had been current throughout the period. $3,553 was actually recorded on these assets during the year ended June 30, 1997.

         The following table sets forth information with respect to loans delinquent 60-89 days and 90 days or more in the Bank's portfolio at the dates indicated.

                                                                   At June 30,
                                                 --------------------------------------------------
                                                   1997                1996               1995
                                                 ----------         -----------        ------------
                                                                   (In Thousands)
Loans delinquent 60-89 days . . . . . . .        $     32           $     14           $      82
Loans delinquent 90 days or more  . . . .              88                102                 111
                                                 --------           --------           ---------
  Total delinquent 60 days or more  . . .        $    120           $    116           $     193
                                                 ========           ========           =========

         The following table sets forth information with respect to the Bank's delinquent loans and other problem assets at June 30, 1997.

                                                                                        At June 30, 1997
                                                                              ---------------------------------
                                                                                  Balance              Number
                                                                                  -------              ------
                                                                                       (In Thousands)
Residential real estate:
    Loans 60 to 89 days delinquent  . . . . . . . . . . . . . . .                 $    32                 1
    Loans 90 days or more delinquent  . . . . . . . . . . . . . .                      88                 2
Commercial real estate:
    Loans 60 to 89 days delinquent  . . . . . . . . . . . . . . .                      --                --
    Loans 90 days or more delinquent  . . . . . . . . . . . . . .                      --                --
Consumer loans 90 days or more delinquent . . . . . . . . . . . .                      --                --
Foreclosed real estate and repossessions  . . . . . . . . . . . .                      --                --
Other nonperforming assets  . . . . . . . . . . . . . . . . . . .                      --                --
Restructured loans within the meaning of Statement of
    Financial Accounting Standards No. 15 (not included
    in other nonperforming categories above)  . . . . . . . . . .                      --                --
Loans to facilitate sale of real estate owned . . . . . . . . . .                      --                --


         Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At June 30, 1997, the Bank had one loan totalling $14,000 classified as special mention, which was secured by a one- to four-family residence.

         The following table sets forth the aggregate amount of the Bank's classified assets at the dates indicated.

                                                                    At June 30,
                                                 --------------------------------------------------
                                                   1997                1996               1995
                                                 ----------         -----------        ------------
                                                                  (In Thousands)
Substandard assets (1)  . . . . . . . . .        $     --           $      90          $     150
Doubtful assets . . . . . . . . . . . . .              --                  --                 --
Loss assets . . . . . . . . . . . . . . .              --                  --                 --
                                                 --------           ---------          ---------
   Total classified assets  . . . . . . .        $     --           $      90          $     150
                                                 ========           =========          =========

-----------------------------
(1)  Includes REO and other nonperforming assets.

         Allowance for Loan Losses. Management's policy is to provide for estimated losses on the Bank's loan portfolio based on management's evaluation of the estimated losses that may be incurred. The Bank regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectability of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During the years ended June 30, 1997, 1996 and 1995, the Bank added $151,000, $34,000, and $24,000, respectively, to the provision for loan losses. The Bank's allowance for loan losses totaled $536,000, $375,000, and $341,000, at June 30, 1997, 1996, and 1995, respectively.

         Management believes that the allowances for losses on loans and investments in real estate are adequate. While management uses available information to recognize losses on loans and investments in real estate, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and investments in real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

         Analysis of the Allowance For Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated. Of the total allowance for loan losses, 61.9% has been allocated to one- to four-family residential real estate loans.

                                                                                    At June 30,
                                                       --------------------------------------------------------------------
                                                          1997            1996           1995          1994         1993
                                                       ----------      ----------     ----------    ----------   ----------
                                                                              (Dollars in Thousands)
Total loans outstanding . . . . . . . . . . . . .       $ 174,878      $ 152,755    $ 141,093     $ 143,252    $  138,341
Average loans outstanding . . . . . . . . . . . .         164,321        143,126      143,829       140,624       139,937

Allowance balances (at beginning of period) . . .             375            341          317           254           197
Provision for losses on real estate loans . . . .             151             34           24            63            56
Transfer from provision for other assets  . . . .              30             --           --            --            --
Charge-offs . . . . . . . . . . . . . . . . . . .             (20)            --           --            --            --
                                                        ---------      ---------    ---------     ---------    ----------
        Allowance balance (at end of period)  . .       $     536      $     375    $     341     $     317    $      254
                                                        =========      =========    =========     =========    ==========

Allowance for loan losses as a
    percentage of net loans receivable
    at end of period  . . . . . . . . . . . . . .            .31%           .25%          .24%          .22%          .18%


INVESTMENT ACTIVITIES

         The Bank's investment portfolio comprises investment securities, securities purchased under agreements to resell, secured short-term loans to commercial banks, Federal Home Loan Bank stock, and interest-earning deposits in other institutions. The Bank has no investments in corporate or unrated securities. At June 30, 1997, $35.1 million, or 42.2%, of the Bank's investment portfolio was scheduled to mature in one year or less, $14.5 million, or 17.4%, was scheduled to mature in from one to five years, and $33.7 million was scheduled to mature in over five years.

         The Bank is required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short term securities and certain other investments. See "Regulation--Federal Regulation of Savings Institutions--Liquidity." The Bank generally has maintained a portfolio of liquid assets that exceeds regulatory requirements. Management believes that the higher levels are prudent because of the possibility that interest rates may increase. By maintaining high levels of liquidity, the Bank is able to reinvest its assets more quickly in response to changes in market interest rates, thereby reducing its exposure to interest rate volatility. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future, as well as management's projections as to the short term demand for funds to be used in the Bank's loan origination and other activities. Currently, due to lower demand for loans, the Bank's liquidity levels are higher than they have been in recent periods.

         Investment Portfolio. The following table sets forth the carrying value of the Bank's investment portfolio at the dates indicated.

                                                                    At June 30,
                                                 --------------------------------------------------
                                                   1997                1996                1995
                                                 ----------         -----------          ----------
                                                                   (In Thousands)
Investment securities:
    U.S. Government and agency obligations       $ 49,393           $ 57,269           $    51,018
    Freddie Mac preferred stock . . . . .           2,384              1,456                 1,171
                                                 --------           --------           -----------
        Total investment securities . . .          51,777             58,725                52,189

Securities purchased under agreements
   to resell  . . . . . . . . . . . . . .           5,518              2,467                 2,033
Short-term investments  . . . . . . . . .           2,722                 --                    --
Secured short-term loans to commercial
   banks (1)  . . . . . . . . . . . . . .           9,736             11,360                 9,725
FHLB stock  . . . . . . . . . . . . . . .           2,377              2,377                 2,377
Interest-earning deposits in other institutions    11,172             10,450                12,321
                                                 --------           --------           -----------
        Total investments . . . . . . . .        $ 83,302           $ 85,379           $    78,645
                                                 ========           ========           ===========

----------------
(1) Includes Federal Funds sold and other deposits.

         Investment Portfolio Maturities. The following table sets forth the scheduled maturities, carrying values, market values and weighted average yields for the Bank's investment portfolio at June 30, 1997.

                                                                             At June 30, 1997
                                               --------------------------------------------------------------------------
                                                   One Year or Less          One to Five Years       Five to Ten Years
                                               ------------------------   -----------------------  ----------------------
                                                           Annualized               Annualized                Annualized
                                                            Weighted                 Weighted                  Weighted
                                                Carrying     Average      Carrying    Average     Carrying     Average
                                                  Value       Yield         Value      Yield       Value        Yield
                                                --------- -------------   ---------------------- ---------  -------------
                                                                           (Dollars in Thousands)
Investment securities:
  U.S. Government
    agency securities . . . . . . . . . .      $    749        -- %    $   13,500       6.80%    $  22,829       7.11%
  U.S. Government
    treasury securities . . . . . . . . .           491       5.31          1,000       7.50            --         --
  Freddie Mac preferred stock . . . . . .         2,384       1.07             --         --            --         --
                                               --------     ------     ----------     ------     ---------    -------
        Total investment securities . . .      $  3,624       1.42%    $   14,500       6.85%    $  22,829       7.11%

  Securities purchased under
    agreements to resell  . . . . . . . .         5,518       5.15             --         --            --         --
  Short-term investments  . . . . . . . .         2,722       4.61             --         --            --         --
  Secured short-term loans to
    commercial banks  . . . . . . . . . .         9,736       5.47             --         --            --         --
  FHLB stock    . . . . . . . . . . . . .         2,377       7.25             --         --            --         --
  Interest earning deposits in
      other institutions  . . . . . . . .        11,172       5.62             --         --            --         --
                                               --------     ------     ----------     ------     ---------    -------
        Total investments . . . . . . . .      $ 35,149       5.10%    $   14,500       6.85%    $  22,829       7.11%
                                               ========     ======     ==========     ======     =========    =======

                                                                       At June 30, 1997
                                               ------------------------------------------------------------------
                                                   More than Ten Years               Total
                                                 -----------------------  --------------------------------------
                                                              Annualized                            Annualized
                                                               Weighted                              Weighted
                                                  Carrying     Average    Carrying         Market    Average
                                                   Value        Yield      Value           Value      Yield
                                                 ---------  ------------  --------       ----------------------
                                                                      (Dollars in Thousands)
Investment securities:
  U.S. Government
    agency securities . . . . . . . . . .      $   10,824        7.33%   $  47,902    $   47,648         6.96%
  U.S. Government
    treasury securities . . . . . . . . .              --          --        1,491         1,491         6.78
  Freddie Mac preferred stock . . . . . .              --          --        2,384         2,384         1.07
                                               ----------     -------    ---------    ----------    ---------
        Total investment securities . . .      $   10,824        7.33%   $  51,777    $   51,523         6.68%

  Securities purchased under
    agreements to resell  . . . . . . . .              --          --        5,518         5,518         5.15
  Short-term investments  . . . . . . . .              --          --        2,722         2,722         4.61
  Secured short-term loans to
    commercial banks  . . . . . . . . . .              --          --        9,736         9,736         5.47
  FHLB stock    . . . . . . . . . . . . .              --          --        2,377         2,377         7.25
  Interest earning deposits in
      other institutions  . . . . . . . .              --          --       11,172        11,172         5.62
                                               ----------     -------    ---------    ----------    ---------
        Total investments . . . . . . . .      $   10,824        7.33%   $  83,302    $   83,048         6.25%
                                               ==========     =======    =========    ==========    =========

SOURCES OF FUNDS

         General. The Bank's deposit-gathering activities are currently conducted from the Bank's facility in Arbutus, Maryland. Deposits are the major source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from the amortization and prepayment of loans and mortgage-backed securities, the maturity of investment securities, and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes. Historically, the Bank has maintained a high level of liquidity, and only rarely uses borrowed funds.

         Deposits. Consumer and commercial deposits are attracted principally from within the Bank's market area through the offering of a broad selection of deposit instruments including NOW accounts, passbook and statement savings accounts, money market deposits, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. The maximum rate of interest which the Bank must pay is not established by regulatory authority. The Bank regularly evaluates its internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity, and executes rate changes when deemed appropriate. The Bank has sought to decrease the risk associated with changes in interest rates by offering competitive rates on deposit accounts and by pricing certificates of deposit to provide customers with incentives to choose certificates of deposit. The Bank does not obtain funds through brokers, through a solicitation of funds outside its market area, nor by offering negotiated rates on certificates of deposit in excess of $100,000.

         Savings Portfolio. Savings in the Bank as of June 30, 1997 were represented by the various types of deposit programs described below.

  Weighted                                                                                            Percentage
   Average                                                                Minimum                      of Total
Interest Rate        Minimum Term      Checking and Savings Deposits      Amount        Balances        Savings
-------------        ------------      -----------------------------     --------      ----------      ---------
                                                                                     (In Thousands)
      --%                None            Noninterest-bearing demand       $   500        $   571           .25%
    2.03                 None            NOW Accounts                         300          4,544          1.95
    3.35                 None            Passbooks and Statement Savings       50         18,741          8.06
    4.77                 None            Money Market Accounts                100         75,023         32.26
    3.37                 None            Anniversary Bonus Account            100          6,491          2.79
    3.35                 None            Club Accounts                          5            117           .05

                                         Certificates of Deposit
                                         -----------------------

    4.25               3 months          Fixed term, fixed rate             1,000            478           .21
    5.17               6 months          Fixed term, fixed rate             1,000          6,658          2.86
    5.33              12 months          Fixed term, fixed rate             1,000         26,615         11.44
    5.45              13 months          Fixed term, fixed rate            10,000          1,406           .60
    5.38              18 months          Fixed term, fixed rate             1,000          8,116          3.49
    5.66              24 months          Fixed term, fixed rate             1,000         23,651         10.17
    6.03              36 months          Fixed term, fixed rate             1,000         22,332          9.60
    5.90              48 months          Fixed term, fixed rate             1,000            860           .37
    6.39              60 months          Fixed term, fixed rate             1,000         18,983          8.16
    5.46           Various (15-20)       Fixed term, fixed rate             5,000          6,077          2.61
    5.61           Various (14-25)       Fixed term, variable rate          1,000         11,589          4.98
    7.50            Various (3-60)       Fixed term, fixed rate            90,000            338           .15
                                                                                         -------         -----
                                                                                        $232,590         100.0%
                                                                                        ========         =====

         The following table sets forth the change in dollar amount of savings deposits in the various types of savings accounts offered by the Bank between the dates indicated.


                                                                    At June 30,
                                     ----------------------------------------------------------------------
                                                    1997                              1996
                                     ---------------------------------- ----------------------------------
                                      Balance  Percent (1)   Change (2)  Balance   Percent (1)   Change (2)
                                     --------- -----------   ---------- ---------  -----------   --------
                                                            (Dollars in Thousands)
Anniversary bonus account . . . . .    $ 6,491      2.79%     ($1,289)  $  7,780      3.5%       $ (4,800)
NOW and demand accounts . . . . . .      5,115      2.20          892      4,223      1.9             958
Passbooks, statements and clubs . .     18,858      8.11          436     18,422      8.3          (1,027)
Money market deposit accounts . . .     75,023     32.26        6,936     68,087     30.6           6,106

Time deposits that mature:
    within 12 months  . . . . . . .     76,622     32.94        6,505     70,117     31.6          (1,131)
    within 13-36 months . . . . . .     43,824     18.84        2,716     41,108     18.5           9,275
    beyond 36 months  . . . . . . .      6,657      2.86       (5,752)    12,409      5.6           1,351
                                       -------     -----      --------  --------     ----        --------

        Total deposits  . . . . . .   $232,590     100.0%     $10,444   $222,146    100.0%       $ 10,732
                                      ========     =====      =======   ========    =====        ========



                                                              At June 30,
                                     ----------------------------------------------------------
                                                  1995                          1994
                                       ---------------------------------   --------------------
                                       Balance   Percent(1)    Change(2)    Balance  Percent(1)
                                      ---------  ----------    ---------   --------  ----------
                                                     (Dollars in Thousands)
Anniversary bonus account . . . . .   $ 12,580      6.0%       $(14,018)   $26,598     12.6%
NOW and demand accounts . . . . . .      3,265      1.5             638      2,627      1.2
Passbooks, statements and clubs . .     19,449      9.2          (4,184)    23,633     11.2
Money market deposit accounts . . .     61,981     29.3          14,499     47,482     22.7

Time deposits that mature:
    within 12 months  . . . . . . .     71,248     33.7            (155)    71,403     33.9
    within 13-36 months . . . . . .     31,833     15.1          (1,837)    33,670     16.0
    beyond 36 months  . . . . . . .     11,058      5.2           5,999      5,059      2.4
                                      --------     ----         -------    --------     ----

        Total deposits  . . . . . .   $211,414    100.0%       $    942   $210,472    100.0%
                                      ========    =====          ======   ========    =====

------------------------------
(1)  Represents percentage of total deposits.

(2)  Represents increase (decrease) in balance from end of prior period.

         Time Deposit Rates. The following table sets forth the time deposits in the Bank classified by rates as of the dates indicated:

                                                                   At June 30,
                                                 -----------------------------------------------
                                                   1997               1996               1995
                                                 --------           ---------          ---------
Rate                                                            (In Thousands)
----
3.99% or less . . . . . . . . . . . . . .        $     --           $      --          $     209
4.00 - 5.99%  . . . . . . . . . . . . . .          96,982              75,296             41,206
6.00 - 7.99%  . . . . . . . . . . . . . .          30,121              48,338             69,252
8.00 - 9.99%  . . . . . . . . . . . . . .              --                  --              3,472
                                                 --------           ---------          ---------
                                                 $127,103           $ 123,634          $ 114,139
                                                 ========           =========          =========

     Time Deposit Maturities. The following table sets forth the amount and maturities of time deposit at June 30, 1997.


                                                                          Amount Due
                                             -------------------------------------------------------------------
                                             Less Than         1-2           2-3         After
                                              One Year        Years         Years       3 Years         Total
                                             ----------     ---------     ---------     -------      -----------
Rate                                                                    (In Thousands)
----
3.99% or less . . . . . . . . . . . .         $    --        $    --      $     --      $    --       $     --
4.00 - 5.99%  . . . . . . . . . . . .          61,404         25,955         5,825        3,798         96,982
6.00 - 7.99%  . . . . . . . . . . . .          15,218          3,504         8,540        2,859         30,121
8.00 - 9.99%  . . . . . . . . . . . .              --             --            --           --             --
                                              -------        -------      --------      -------       --------
 . . . . . . . . . . . . . . . . . . .         $76,622        $29,459      $ 14,365      $ 6,657       $127,103
                                              =======        =======      ========      =======       ========

         Large Certificates of Deposit Maturities. The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity at June 30, 1997. This amount does not include other savings account deposits of $100,000 or more, which totaled approximately $20.0 million at June 30, 1997.

                                                                                           Certificates
         Maturity Period                                                                    of Deposit
         ---------------                                                                    ----------
                                                                                          (In Thousands)
         Three months or less . . . . . . . . . . . . . . . . . . . . . . .                  $   811
         Three through six months . . . . . . . . . . . . . . . . . . . . .                    3,366
         Six through twelve months  . . . . . . . . . . . . . . . . . . . .                    4,220
         Over twelve months . . . . . . . . . . . . . . . . . . . . . . . .                   10,725
                                                                                             -------
              Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  $19,122
                                                                                             =======

         Change in Deposits. The following table sets forth changes in total deposits of the Bank for the periods indicated:

                                                                   At June 30,
                                                 --------------------------------------------------
                                                   1997                1996               1995
                                                 ----------         -----------        ------------
Rate                                                               (In Thousands)
----
Balance at beginning of period  . . . . .        $222,146           $ 211,414          $ 210,472
Net withdrawals . . . . . . . . . . . . .          (1,105)               (424)            (8,919)
Interest credited . . . . . . . . . . . .          11,549              11,156              9,861
                                                 --------            --------          ---------
    Ending balance  . . . . . . . . . . .         232,590             222,146            211,414
                                                 --------           ---------          ---------
      Net increase (decrease) in deposits        $ 10,444           $  10,732          $     942
                                                 ========           =========          =========

BORROWINGS

     Deposits are the Bank's primary source of funds. The Bank may also obtain funds from the FHLB and through reverse repurchase agreements. FHLB advances are collateralized by selected assets of the Bank. Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions, including the Bank, for purposes other than meeting withdrawals, fluctuates from time to time in accordance with the policies of the OTS and the FHLB. The maximum amount of FHLB advances to a member institution generally is reduced by borrowings from any other source.
As part of the Reorganization, the Employee Stock Ownership Plan and Trust (the "ESOP") borrowed funds from an unrelated third party lender to finance the purchase of 96,000 shares of the Common Stock issued in the offering. The loan will be repaid principally from the Bank's contributions to the ESOP over a period of up to ten years. At June 30, 1997, the balance on the ESOP loan was $648,000 and was reported as an obligation of the Bank.

     Although the Bank has rarely done so, it may also sell securities under agreements to repurchase with selected dealers (reverse repurchase agreements) as a means of obtaining short-term funds as market conditions permit. In a reverse repurchase agreement, a fixed dollar amount of securities would be sold to a dealer under an agreement to repurchase the securities at a specific price within a specific period of time, typically not more than 180 days. Reverse repurchase agreements are treated as financings of the Bank and the obligations to repurchase securities sold are reflected as a liability of the Bank. The dollar amount of securities underlying the agreements remain an asset of the Bank. There were no securities sold under agreements to repurchase outstanding at June 30, 1997.

COMPETITION

     As of June 30, 1997, the Bank was the fourth largest savings institution headquartered in the Bank's market area. The Bank encounters strong competition both in attracting deposits and in originating real estate and other loans. Its most direct competition for deposits has historically come from commercial and savings banks, other savings associations, and credit unions in its market area. Competition for loans comes from such financial institutions as well as mortgage banking companies. The Bank expects continued strong competition in the foreseeable future, including increased competition from "super-regional" banks entering the market by purchasing large banks and savings banks. Many such institutions have greater financial and marketing resources available to them than does the Bank. The Bank competes for savings deposits by offering depositors a high level of personal service and a wide range of competitively priced financial services. In recent years, additional strong competition has come from stock and bond dealers and brokers. The Bank competes for real estate loans primarily through the interest rates and loan fees it charges and advertising.

SUBSIDIARY ACTIVITIES

     Effective May 1, 1997, the Bank organized an investment subsidiary in Delaware, Leeds Federal Investment Corporation. The subsidiary will buy, sell and hold some or all of the Bank's consolidated investment securities, interest-earning deposits, and other investments. The subsidiary will not engage in any activity in which the Bank could not (either by regulation or by Bank policy) engage itself. Management believes that because of lower expenses, including state taxes, the Bank's consolidated after-tax earnings on the investment held by the Subsidiary will exceed such earnings if the Bank held the investments itself.

     At June 30, 1997, the Subsidiary held investment assets totaling $33.2 million. Net Income after provision for Federal Income Tax for the two months of operations totaled $248,000.

PERSONNEL

     As of June 30, 1997, the Bank had 27 full-time and 8 part-time employees. None of the Bank's employees is represented by a collective bargaining group. The Bank believes its relationship with its employees to be good.

REGULATION

     As a federally chartered SAIF-insured savings association, the Bank is subject to examination, supervision and extensive regulation by the OTS and the FDIC. The Bank is a member of and owns stock in the FHLB of Atlanta, which is one of the twelve regional banks in the Federal Home Loan Bank System. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The Bank also is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves to be maintained against deposits and certain other matters. The OTS examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies that they may find in the Bank's operations. The FDIC also examines the Bank in its role as the administrator of the SAIF. The Bank's relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws especially in such matters as the ownership of savings accounts and the form and content of the Bank's mortgage documents. Any change in such regulation, whether by the FDIC, OTS, or Congress, could have a material adverse impact on the Holding Company and the Bank and their operations.

FEDERAL REGULATION OF SAVINGS INSTITUTIONS

     Business Activities. The activities of savings institutions are governed by the Home Owners' Loan act, as amended (the "HOLA") and, in certain respects, the Federal Deposit Insurance Act (the "FDI Act"). The federal banking statutes, as amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and Federal Deposit Insurance Corporation Improvement Act ("FDICIA") (1) restrict the solicitation of brokered deposits by savings institutions that are troubled or not well-capitalized, (2) prohibit the acquisition of any corporate debt security that is not rated in one of the four highest rating categories, (3) restrict the aggregate amount of loans secured by non-residential real estate property to 400% of capital, (4) permit savings and loan holding companies to acquire up to 5% of the voting shares of non-subsidiary savings institutions or savings and loan holding companies without prior approval, and (5) permit bank holding companies to acquire healthy savings institutions. The description of statutory provisions and regulations applicable to savings associations set forth herein does not purport to be a complete description of such statutes and regulations and their effect on the Bank.

     Loans to One Borrower. Under the HOLA, savings institutions are generally subject to the national bank limits on loans to one borrower. Generally, savings institutions may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the Bank's unimpaired capital and surplus on an unsecured basis. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate. The Bank's maximum loans to one borrower limit was $7.0 million at June 30, 1997. As of June 30, 1997, the Bank was in compliance with its loans-to-one-borrower limitations.

     Qualified Thrift Lender Test. The HOLA requires savings institutions to meet a qualified thrift lender ("QTL") test. Under the QTL test, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill, and (iii) the value of property used to conduct business) in certain "qualified thrift investments," primarily residential mortgages and related investments, including certain mortgage-backed and related securities on a monthly average basis in 9 out of every 12 months. A savings association that fails the QTL test must either convert to a bank charter or operate under certain restrictions. As of June 30, 1997, the Bank maintained 81.9% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test.

     Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level. An institution, such as the Bank, that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Association") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net earnings for the previous four quarters; provided that the institution would not be undercapitalized, as that term is defined in the OTS Prompt Corrective Action regulations, following the capital distribution. Any additional capital distributions would require prior regulatory approval. In the event the Bank's capital fell below its fully-phased in requirement or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

     In addition, OTS regulations require the Holding Company to notify the OTS of any proposed waiver of its right to receive dividends. It is the OTS' recent practice to review dividend waiver notices on a case-by-case basis, and, in general, not object to any such waiver if: (i) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings association subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company are considered as a restriction on the retained earnings of the savings association, which restriction, if material, is disclosed in the public financial statements of the savings association as a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with SFAS 5, where the savings association determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability; (iv) the amount of any waived dividend is considered as having been paid by the savings association (and the savings association's capital ratios adjusted accordingly) in evaluating any proposed dividend under OTS capital distribution regulations; and (v) in the event the mutual holding company converts to stock form, the appraisal submitted to the OTS in connection with the conversion application takes into account the aggregate amount of the dividends waived by the mutual holding company.

     The OTS has proposed regulations that would revise the current capital distribution restrictions. The proposal eliminates the current tiered structure and the safe-harbor percentage limitations. Under the proposal a savings institution may make a capital distribution without notice to the OTS (unless it is a subsidiary of a holding company) provided that it has a CAMEL 1 or 2 rating, is not in troubled condition and would remain adequately capitalized (as defined by regulation) following the proposed distribution. Savings institutions that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A savings association may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. A savings institution will be considered in troubled condition if it has a CAMEL rating of 4 or 5, is subject to an enforcement action relating to its safety and soundness or financial viability or has been informed in writing by the OTS that it is in troubled condition. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the regulations may be adopted.

     Liquidity. The Bank is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified U.S. Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to a monthly average of not less than a specified percentage of its net withdrawable deposit accounts plus borrowings payable in one year or less. This liquidity requirement which is currently 5%, may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flow of member institutions. OTS regulations also require each savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Bank's average liquidity ratio for June 1997 was 19.9%, which exceeded the then applicable requirements. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

     Assessments. Savings institutions are required by OTS regulation to pay assessments to the OTS to fund the operations of the OTS. The general assessment, paid on a semi-annual basis, is computed upon the savings institution's consolidated total assets, as reported in the institution's latest quarterly thrift financial report. Based on assets at June 30, 1997, the Bank has a semi-annual assessment of approximately $38,000.

     Community Reinvestment. Under the Community Reinvestment Act (the "CRA"), as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA rating system identifies four levels of performance that may describe an institution's record of meeting community needs: outstanding, satisfactory, needs to improve and substantial non-compliance. The CRA also requires all institutions to make public disclosure of their CRA ratings. The CRA regulations were recently revised. The OTS assesses the CRA performance of a savings institution under lending, service and investment tests, and based on such assessment, will assign an institution in one of the four above-referenced ratings. The Bank received a "satisfactory" CRA rating under the current CRA regulations in its most recent federal examination by the OTS.

     Transactions with Related Parties. The Bank's authority to engage in transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with an institution, including the Company and its non-savings institution subsidiaries) or to make loans to certain insiders, is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

     The Bank's authority to extend credit to executive officers, directors and 10% stockholders, as well as entities controlled by such persons, is currently governed by Sections 22(g) and 22(h) of the FRA, and Regulation O thereunder. Among other things, these regulations generally require such loans to be made on terms substantially the same as those offered to unaffiliated individuals and do not involve more than the normal risk of repayment. Regulation O also places individual and aggregate limits on the amount of loans the Bank may make to such persons based, in part, on the Bank's capital position, and requires certain approval procedures to be followed. At June 30, 1997, the Bank was in compliance with the regulations.

     Enforcement. Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring enforcement action against all "institution-related parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institutions, receivership, conservatorship or the termination of deposit insurance. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. Criminal penalties for most financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances.

     The federal banking agencies recently adopted a final regulation and Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") to implement the safety and soundness standards required under the FDI Act. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The standards set forth in the Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth; and compensation, fees and benefits. The agencies also adopted additions to the guidelines which require institutions to examine asset quality and earnings standards. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

     Capital Requirements. The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard, a 3.0% leverage ratio (or core capital ratio) and an 8.0% risk-based capital standard. Core capital is defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights ("PMSRs"). Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill) plus a specified amount of PMSRs. The OTS regulations also require that, in meeting the tangible ratio, leverage and risk-based capital standards, institutions must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank, and unrealized gains (losses) on certain available for sale securities.

     The risk-based capital standard for savings institutions requires the maintenance of Tier 2 (core) and total capital (which is defined as core capital and supplementary capital) to risk weighted assets of 4.0% and 8.0%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks the OTS believes are inherent in the type of asset. The components of Tier 1
(core) capital are equivalent to those discussed earlier under the 3.0% leverage ratio standard. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and allowance for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25%. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

     At June 30, 1997, the Bank exceeded each of the three OTS capital requirements on a fully phased-in basis. Set forth below is a summary of the Bank's compliance with the OTS capital standards as of June 30, 1997.

                                                                                  At June 30, 1997
                                                                              --------------------------
                                                                                             Percent of
                                                                              Amount         Assets (1)
                                                                              ------         ----------
                                                                                (Dollars in Thousands)
Tangible capital:
  Capital level   . . . . . . . . . . . . . . . . . . . . . . .                $ 45,333         15.92%
  Requirement   . . . . . . . . . . . . . . . . . . . . . . . .                   4,271          1.50
                                                                               --------       -------
  Excess  . . . . . . . . . . . . . . . . . . . . . . . . . . .                $ 41,062         14.42%
                                                                               ========       =======
Core capital:
  Capital level   . . . . . . . . . . . . . . . . . . . . . . .                $ 45,333         15.92%
  Requirement (2)   . . . . . . . . . . . . . . . . . . . . . .                   8,541          3.00
                                                                               --------       -------

  Excess  . . . . . . . . . . . . . . . . . . . . . . . . . . .                $ 36,792         12.92%
                                                                               ========       =======
Risk-based capital:
  Capital level   . . . . . . . . . . . . . . . . . . . . . . .                $ 45,869         35.39%
  Requirement   . . . . . . . . . . . . . . . . . . . . . . . .                  10,369          8.00
                                                                               --------       -------
  Excess  . . . . . . . . . . . . . . . . . . . . . . . . . . .                $ 35,500         27.39%
                                                                               ========       =======

------------------------
(1) Tangible and core capital levels are calculated on the basis of a percentage of total adjusted assets; risk-based capital levels are calculated on the basis of a percentage of risk-weighted assets.

(2) The OTS has proposed a core capital requirement for savings associations comparable to the new requirement for national banks. The OTS proposed core capital ratio would be at least 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness with a 4% to 5% core capital requirement for all other thrifts.


    The OTS regulatory capital rule also incorporates an interest rate risk component. Savings associations with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates, divided by the estimated economic value of the association's assets. In calculating its total capital under the risk-based rule, a savings association whose measured interest rate risk exposure exceeds 2%, must deduct an interest rate component equal to one-half of the excess change. Although institutions, such as the Bank, with less than $300 million in assets and risk-based capital ratios above 12% are exempt from the new rule, the Bank voluntarily provides to the OTS the information necessary for the OTS to calculate the Bank's IRR. The rule also provides that the Director of the OTS may waive or defer an institution's interest rate risk component on a case-by-case basis.

    The IRR component is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following table presents the OTS' quarterly pro forma computations of the Bank's NPV as of June 30, 1997, based on information provided to the OTS by the Bank.


                                                                                  NPV AS PERCENTAGE OF
          CHANGE IN                                                              PRESENT VALUE OF ASSETS
        INTEREST RATES                            NET PORTFOLIO VALUE           -------------------------
       IN BASIS POINTS          -------------------------------------                         BASIS POINT
         (RATE SHOCK)            AMOUNT        $ CHANGE        % CHANGE         NPV RATIO       CHANGE
        --------------          --------       ---------       --------         ---------       ------
                                                          (DOLLARS IN THOUSANDS)
              400             $   28,068       (25,324)           -47%            10.67%          -753
              300                 34,040       (19,352)           -36%            12.60%          -561
              200                 40,353       (13,040)           -24%            14.53%          -367
              100                 46,900        (6,493)           -12%            16.43%          -178
           Static                 53,392           --              --             18.21%           --
            (100)                 59,267         5,874            +11%            19.73%          +152
            (200)                 63,479        10,086            +19%            20.74%          +253
            (300)                 66,953        13,560            +25%            21.53%          +332
            (400)                 71,444        18,052            +34%            22.54%          +433

    Based on the OTS' computations, the Bank's measured IRR exceeded 2% of the estimated market value of its assets at June 30, 1997. If the measured
IRR exceeds 2% for the next two quarters, and if the Bank were not exempt, the Bank's risk-based capital ratio would be reduced.

PROMPT CORRECTIVE REGULATORY ACTION

         Under the OTS Prompt Corrective Action regulations, the OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. Generally, a savings institution that has total risk-based capital of less than 8.0% or a leverage ratio or a Tier 1 core capital ratio that is less than 4.0% is considered to be undercapitalized. A savings institution that has the total risk-based capital less than 6.0%, a Tier 1 core risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." Subject to a narrow exception, the banking regulator is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." In addition, numerous mandatory supervisory actions become immediately applicable to the institution, including, but not limited to, restrictions on growth, investment activities, capital distributions, and affiliate transactions. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

INSURANCE OF DEPOSIT ACCOUNTS

         The Bank is a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the U.S. Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings banks, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

         In September 1996, Congress enacted legislation to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 31, 1995. The assessment was 65.7 basis points per $100 in deposits, payable on November 30, 1996. For the Bank, the assessment amounted to $1.4 million (or $849,000 when adjusted for taxes), based on the Bank's deposits on March 31, 1995. In addition, beginning January 1, 1997, pursuant to the legislation, interest payments on FICO bonds issued in the late 1980's by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation will be paid jointly by Bank Insurance Fund ("BIF") -insured institutions and SAIF-insured institutions. The FICO assessment will be 1.29 basis points per $100 in BIF deposits and 6.44 basis points per $100 in SAIF deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro rata by banks and thrifts based on deposits (approximately 2.4 basis points per $100 in deposits).

         The legislation further provides that the BIF and SAIF will merge on January 1, 1999 if there are no more savings associations as of that date. Several bills have been introduced in the current Congress that would eliminate the federal thrift charter and OTS. The bills would require that all federal savings associations convert to national banks or state depository institutions by no later than January 1, 1998 in one bill and June 30, 1998 in the other and would treat all state savings associations as state banks for purposes of federal banking laws. Subject to a narrow grandfathering, all savings and loan holding companies would become subject to the same regulation as bank holding companies under the pending legislative proposals. Under such proposals, any lawful activity in which a savings association participates would be permitted for up to two years following the effective date of its conversion to the new charter, with two additional one-year extensions which may be granted as the discretion of the regulator. The legislative proposals would also abolish the OTS and transfer its functions to the federal bank regulators with respect to the institutions and to the Federal Reserve Board with respect to the regulation of holding companies. The Bank is unable to predict whether the legislation will be enacted or, given such uncertainty, determine the extent to which the legislation, if enacted, would affect its business. The Bank is also unable to predict whether the SAIF and BIF funds will eventually be merged.

         While the legislation has reduced the disparity between premiums paid on BIF deposits and SAIF deposits, and has relieved the thrift industry of a portion of the contingent liability represented by the FICO bonds, the premium disparity between SAIF-insured institutions, such as the Bank, and BIF-insured institutions will continue until at least January 1, 1999. Under the legislation, the Bank anticipates that its ongoing annual SAIF premiums will be approximately $224,000.

FEDERAL HOME LOAN BANK SYSTEM

         The Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB-Atlanta stock, at June 30, 1997, of $2.4 million.

         The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. Over the past five years such dividends have averaged 6.81%, and were 7.25% for the fiscal year ended June 30, 1997.

FEDERAL RESERVE SYSTEM

         The Federal Reserve Board regulations require savings institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $52.0 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $52.0 million, the reserve requirement is $1.6 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $52.0 million. The first $4.2 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements imposed by the OTS.

HOLDING COMPANY REGULATION

         General. The Holding Company is a non-diversified mutual savings and loan holding company within the meaning of the HOLA, as amended. As such, the Holding Company is registered with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Holding Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. The Bank must notify the OTS 30 days before declaring any dividend to the Company.

         As a unitary savings and loan holding company, the Holding Company generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank continues to be a QTL. Upon any nonsupervisory acquisition by the Holding Company of another savings association or savings bank that meets the QTL test and is deemed to be a savings institution by the OTS, the Holding Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the OTS, and activities authorized by OTS regulation. The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.

         The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring another savings institution or holding company thereof, without prior written approval of the OTS. It also prohibits the acquisition or retention of, with certain exceptions, more than 5% of a non-subsidiary savings institution, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by the HOLA; or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

         Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control," as that term is defined in OTS regulations, of a federally-insured savings institution without giving at least 60 days written notice to the OTS and providing the OTS an opportunity to disapprove of the proposed acquisition. Such acquisitions of control may be disapproved if it is determined, among other things, that (i) the acquisition would substantially lessen competition;
(ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings institution or prejudice the interests of its depositors; or (iii) the competency, experience or integrity of the acquiring person or the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

         Restrictions Applicable to Mutual Holding Companies.  Pursuant to
Section 10(o) of the HOLA and OTS regulations, a mutual holding company may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company; one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under
Section 4(c) of the Bank Holding Company Act of 1956, unless the Director, by regulation, prohibits or limits any such activity for savings and loan holding companies; or (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the Director. If a mutual holding company acquires or merges with another holding company, the holding company acquired or the holding company resulting from such merger or acquisition may only invest in assets and engage in activities listed in (i) through (x) above, and has a period of two years to cease any non-conforming activities and divest of any non-conforming investments.

FEDERAL AND STATE TAXATION

         Federal Taxation. For federal income tax purposes, the Bank files a federal income tax return on a fiscal year basis. The Holding Company owns less than 80% of the outstanding Common Stock of the Bank. As such, the Holding Company will not be permitted to file a consolidated federal income tax return with the Bank. Because the Holding Company has nominal assets other than the stock of the Bank, it will have no material federal income tax liability.

         The Federal tax bad debt reserve method available to thrift institutions was repealed in 1996 for tax years beginning after 1995. As a result, the Bank must change to a reserve method based on actual experience to compute its bad debt deduction. In addition, the Bank is required to recapture into income the portion of its bad debt reserves that exceeds its base year reserves, of approximately $1,550,000.

         The recapture amount resulting from the change in a thrift's method of accounting for its bad debt reserves generally will be taken into taxable income ratably (on a straight-line basis) over a six-year period. If the Bank meets a "residential loan requirement" for a tax year beginning in 1996 or 1997, the recapture of the reserves will be suspended for such tax year. Thus, recapture can potentially be deferred for up to two years. The residential loan requirement is met if the principal amount of housing loans made by the Bank during the year at issue (1996 and 1997) is at least as much as the average of the principal amount of loans made during the six most recent tax years prior to 1996. Refinancings and home equity loans are excluded.

         In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 109 "Accounting for Income Taxes" ("SFAS 109"). The Bank currently is accounting for income taxes in accordance with SFAS No. 109. The asset and liability method accounts for deferred income taxes by applying the enacted statutory rates in effect at the balance sheet date to differences between the book cost and the tax cost of assets and liabilities. The resulting deferred tax liabilities and assets are adjusted to reflect changes in tax laws. SFAS 109 was implemented by the Bank effective July 1, 1992.

         The Bank is subject to the corporate alternative minimum tax which is imposed to the extent it exceeds the Bank's regular income tax for the year. The alternative minimum tax will be imposed at the rate of 20% of a specially computed tax base. Included in this base will be a number of preference items, including the following: (i) 100% of the excess of a thrift institution's bad debt deduction over the amount that would have been allowable on the basis of actual experience; and (ii) interest on certain tax-exempt bonds issued after August 7, 1986. In addition, for purposes of the new alternative minimum tax, the amount of alternative minimum taxable income that may be offset by net operating losses is limited to 90% of alternative minimum taxable income.

         The Bank was audited by the Internal Revenue Service for the tax year ended June 30, 1995. There were no adjustments made as a result of that audit. The State of Maryland has not audited the Bank within the past five years. See Notes 1 and 9 to the Financial Statements.

         State Taxation. The State of Maryland generally imposes a franchise tax on thrift institutions computed at a rate of 7% of net earnings. For the purpose of the 7% franchise tax, net earnings are defined as the net income of the thrift institution as determined for federal corporate income tax purposes, plus (i) interest income from obligations of the United States, of any state, including Maryland and of any county, municipal or public corporation authority, special district or political subdivision of any state, including Maryland, (ii) any profit realized from the sale or exchange of bonds issued by the State of Maryland or any of its political subdivisions, and (iii) any deduction for state income taxes.

EXECUTIVE OFFICERS OF THE REGISTRANT

         Listed below is information, as of June 30, 1997, concerning the Registrant's executive officers. All of the executive officers have held the positions listed below since the time the registrant was organized in April 1994. In addition, all of the executive officers of the Registrant are officers of the Bank holding the same position as listed below. There are no arrangements or understandings between the Registrant and any of persons named below with respect to which he or she was or is to be selected as an officer.

         Name                        Age                     Position
         ----                        ---                     --------
         John F. Amer                71            Chairman of the Board

         Gordon E. Clark             55            President, Chief Executive Officer and Director

         Marguerite F. Wolf          70            Vice Chairman and Director

         Joan H. McCleary            63            Director and Secretary to the Board

         Dale R. Douglas             55            Vice President

         Kathleen J. Trumpler        59            Treasurer

         Vernon J. Miller            67            Vice President

ITEM 2.  DESCRIPTION OF PROPERTY

         (a) The Bank conducts its business through a single facility located in Arbutus, Baltimore County, Maryland. The facility opened and has been owned by the Bank since 1960. At June 30, 1997, the net book value of the Bank's property and equipment was $864,00.

         (b) INVESTMENT POLICIES. For a description of the Bank's policies (all of which may be changed without a vote of the Bank's security holders) and the limitations on the percentage of assets which may be invested in any one investment, or type of investment with respect to: (1) investments in real estate or interests in real estate; (2) investments in real estate mortgages; and (3) securities of or interests in persons primarily engaged in real estate activities, reference is made hereunder to the information presented above under "Item 1. Description of Business."

         (c) DESCRIPTION OF REAL ESTATE AND OPERATING DATA. Not Applicable; the book value of each of the Bank's properties is less than 10% of the Bank's total consolidated assets at June 30, 1997.

ITEM 3.  LEGAL PROCEEDINGS

         The Bank is periodically involved in claims and lawsuits that are incident to the Bank's business. At June 30, 1997, the Bank was not involved in any such claim or lawsuit.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

         During the fourth quarter of the fiscal year covered by this report, the Registrant did not submit any matters to the vote of security holders.


                                    PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The "Common Stock and Related Matters" and "Stockholder Information" sections of the Registrant's Annual Report to Stockholders for the fiscal year ended June 30, 1997 (the "1997 Annual Report to Stockholders") are incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by this reference.


ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

         The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Registrant's 1997 Annual Report to Stockholders is incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by this reference.


ITEM 7.  FINANCIAL STATEMENTS

         The material identified in Item 13(a)(1) hereof is incorporated herein by reference.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not Applicable


                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         The "Proposal I--Election of Directors" section of the Registrant's definitive proxy statement for its 1997 annual meeting of stockholders (the "Proxy Statement") is incorporated herein by reference. In addition, see Item
1. "Executive Officers of the Registrant" for information concerning the Bank's executive officers.

ITEM 10. EXECUTIVE COMPENSATION

         The "Proposal I--Election of Directors" section of the Registrant's Proxy Statement is incorporated herein by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The "Proposal I--Election of Directors" section of the Registrant's Proxy Statement is incorporated herein by reference.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The "Proposal I--Election of Directors" section of the Registrant's Proxy Statement is incorporated herein by reference.

                                    PART IV

ITEM 13. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

         (a)(1)  Financial Statements

     The following documents appear in sections of the Registrant's 1997 Annual Report to Stockholders under the same captions, and are incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by this reference.

                 (i)      Selected Financial and Other Data;

                 (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations;

                 (iii)    Independent Auditors' Report;

                 (iv)     Statements of Financial Condition;

                 (v)      Statements of Income;

                 (vi)     Statements of Stockholders' Equity;

                 (vii)    Statements of Cash Flows; and

                 (viii)   Notes to Financial Statements.

         With the exception of the aforementioned sections, the Registrant's 1997 Annual Report to Stockholders is not deemed filed as part of this Annual Report on Form 10-KSB, and no other sections of the 1997 Annual Report to Stockholders are incorporated herein by this reference.

         (a)(2)  Financial Statement Schedules

     All financial statement schedules have been omitted as the required information is inapplicable or has been included in the Notes to Financial Statements.

         (a)(3)  Exhibits

                                                            Sequential Page
                                                           Reference to Prior             Number Where
                                                           Filing or Exhibit           Attached Exhibits
Regulation S-K                                              Number Attached           Are Located in This
Exhibit Number                  Document                         Hereto                Form 10-KSB Report
--------------                  --------                   -----------------           ------------------
      3                 Articles of Incorporation                  *                     Not Applicable

      3                          Bylaws                            *                     Not Applicable

      4                 Instruments defining the                   *                     Not Applicable
                       rights of security holders,
                          including debentures

      9                  Voting trust agreement                   None                   Not Applicable

     10.1            Leeds Federal Savings Bank and                **                    Not Applicable
                    Leeds Federal Bankshares, M.H.C.
                   1994 Recognition and Retention Plan

     10.2            Leeds Federal Savings Bank and                **                    Not Applicable
                    Leeds Federal Bankshares, M.H.C.
                         1994 Stock Option Plan

     10.3              Employment Agreement with                   *                     Not Applicable
                          Gordon E. Clark, Jr.

      11                Statement re: computation                 Not                    Not Applicable
                          of per share earnings                 Required

      13                Form of Annual Report to                   13                      Exhibit 13
                            Security Holders

      16             Letter re: change in certifying              None                   Not Applicable
                               accountants

      18             Letter re: change in accounting              None                   Not Applicable
                               principles

      21               Subsidiaries of Registrant                 None                   Not Applicable

      22               Published report regarding                 None                   Not Applicable
                      matters submitted to vote of
                            security holders

28                Information from reports                  None                   Not Applicable
                     furnished to state
                    insurance regulatory
                         authorities

99                   Additional Exhibits                    None                   Not Applicable

-------------------
* Filed as exhibits to the Bank's Combined Form MHC-1/MHC-2 Application filed with the OTS on December 6, 1993, as amended on January 19, 1994. All such previously filed documents are hereby incorporated by reference in accordance with Item 601 of Regulation S-B.

** Filed as exhibits to, and incorporated by reference from, the Bank's Quarterly Report on Form 10-Q filed on February 14, 1995.



         (b)  Reports on Form 8-K:

         The Registrant has not filed a Current Report on Form 8-K during the year ended June 30, 1997.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LEEDS FEDERAL SAVINGS BANK


Date:    September 26, 1997       By:  /s/ Gordon E. Clark
                                       ---------------------------------------
                                         Gordon E. Clark, President and Chief
                                          Executive Officer



         Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



By:      /s/ Gordon E. Clark                                By:     /s/ Kathleen G. Trumpler
         ------------------------------------------                 ------------------------------------------
         Gordon E. Clark, President, Chief                          Kathleen G. Trumpler, Treasurer
           Executive Officer and Director                           (Principal Financial/Accounting Officer)
         (Principal Executive Officer)

Date:    September 26, 1997                                 Date:   September 26, 1997



By:      /s/ John F. Amer                                   By:     /s/ Marguerite E. Wolf
         ------------------------------------------                 ------------------------------------------
         John F. Amer, Chairman                                     Marguerite E. Wolf, Vice Chairman

Date:    September 26, 1997                                 Date:   September 26, 1997



By:      /s/ Joan H. McCleary                               By:     /s/ Raymond J. Hartman, Jr.
         ------------------------------------------                 ------------------------------------------
         Joan H. McCleary, Director                                 Raymond J. Hartman, Jr., Director

Date:    September 26, 1997                                 Date:   September 26, 1997



By:      /s/ John F. Doyle
         ------------------------------------------
         John F. Doyle, Director

Date:    September 26, 1997


                                   EXHIBIT 13

                       1997 ANNUAL REPORT TO STOCKHOLDERS

                       1997 ANNUAL REPORT TO STOCKHOLDERS
                           LEEDS FEDERAL SAVINGS BANK

                                TABLE OF CONTENTS

                                                                                                      Page

Message to Our Stockholders...................................................................           1
Selected Consolidated Financial and Other Data................................................           2
Management's Discussion and Analysis of
  Financial Condition and Results of Operations...............................................           4
Selected Quarterly Financial Data (Unaudited).................................................          14
Common Stock and Related Matters..............................................................          14
Independent Auditors' Report..................................................................         F-1
Statements of Consolidated Financial Condition................................................         F-2
Statements of Consolidated Income.............................................................         F-3
Statements of Consolidated Stockholders' Equity...............................................         F-4
Statements of Consolidated Cash Flows.........................................................         F-5
Notes to Consolidated Financial Statements....................................................         F-7

                     [LEEDS FEDERAL SAVINGS BANK LETTERHEAD]

                                                             September 15, 1997

To Our Shareholders:

We are pleased to report the financial results of Leeds Federal Savings Bank. On June 30, 1997, the Bank had total assets of $287.0 million and stockholders' equity of $46.7 million, which resulted in a capital to assets ratio of 16.3%. The Bank's relatively high level of capital provides Leeds Federal with a strong foundation for future growth and new business opportunities.

Further, the establishment of a new stock holding company parent of the Bank will allow Leeds Federal many of the opportunities available to stock holding companies while still retaining the benefits of the mutual holding company structure. A complete description of the transaction is found in the proxy statement you are receiving with this report.

Before the one-time SAIF assessment imposed by the FDIC, the Bank's net income for the fiscal year ended June 30, 1997, was $3.2 million, or $.94 per share of common stock, compared to $2.8 million, or $.82 per share, for the year ended June 30, 1996. Net income for the year ended June 30, 1997, represents a return of 1.2% of average assets and 7.1% of average equity. After considering the after tax effect of the SAIF assessment, net income for the year was $2.4 million, or $.69 per share. The increase in net income for the year ended June 30, 1997, resulted from an increase in net interest income when compared with the same period last year. This increase in net interest income was principally the result of a decrease in the Bank's cost of interest bearing liabilities. During the year, we continued to emphasize residential real estate financing. The Bank's conservative underwriting guidelines are evidenced by the fact we have few non-performing loans. Additionally, we have continued to maintain a low level of noninterest expense; our noninterest expense to average assets ratio, before the SAIF assessment, was 1.05% for the fiscal year ended June 30, 1997, compared to 1.17% for the prior year. The enclosed annual report discusses Leeds Federal's operating results through June 30, 1997, in more detail.

As an independent community bank, our goal is to provide personalized, quality financial services with the needs of our neighbors in mind. Our deposits are received from within our community and reinvested right here in mortgages within our community. "Independent" to our shareholders means they have also shared in the success and growth of their community bank, reflected in the value of our shared investment in the stock of Leeds Federal.

Thank you for the confidence you have placed in Leeds Federal Savings Bank. We hope to justify that confidence by continuing to be the leading community-based financial institution we have been for the past 74 years.

Sincerely,



/s/ JOHN F. AMER                                     /s/ GORDON E. CLARK

John F. Amer                                         Gordon E. Clark
Chairman                                             President and CEO

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

            The following table sets forth certain financial and other data of Leeds Federal Savings Bank ("Leeds Federal" or the "Bank") at the dates and for the periods indicated. For additional information about the Bank, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Bank and related notes included elsewhere herein.


                                                                                    AT JUNE 30,
                                                 ----------------------------------------------------------------------------------
                                                      1997             1996             1995               1994            1993
                                                 -------------     ------------     -----------       ------------    -------------
                                                                                 (IN THOUSANDS)
SELECTED CONSOLIDATED FINANCIAL CONDITION DATA
Total assets.....................................  $   286,999      $   273,278     $   260,145       $     255,221   $    242,544
Loans receivable, net............................      174,878          152,755         141,093             143,252        138,341
Investments (1)..................................       83,302           85,379          78,645              69,064         57,449
Mortgage-backed securities.......................       22,294           29,095          34,957              38,149         42,120
Deposits.........................................      232,590          222,146         211,414             210,472        212,865
Borrowed funds...................................          648              744             840                 930             --
Stockholders' equity, substantially restricted...       46,741           44,192          41,738              38,281         24,713

------------------------------------
(1) Includes investment securities, interest-bearing deposits, and other investments.


                                                                                YEAR ENDED JUNE 30,
                                                 ----------------------------------------------------------------------------------
                                                     1997              1996              1995              1994             1993
                                                 ------------      ------------       ----------       -----------      -----------
                                                                                   (IN THOUSANDS)
SELECTED CONSOLIDATED OPERATING DATA:
Interest income...............................     $   19,606       $   18,567        $   17,602        $   16,870       $   18,333
Interest expense..............................         11,613           11,232             9,945             9,360           10,067
                                                   ----------       ----------        ----------        ----------       ----------
    Net interest income before provision
        for losses............................          7,993            7,335             7,657             7,510            8,266
Provision for loan losses.....................            151               33                24                63               56
Provision for losses on deposit...............             --               --                30                --               --
                                                   ----------       ----------        ----------        ----------       ----------
    Net interest income after provision for
        losses................................          7,842            7,302             7,603             7,447            8,210
                                                   ----------       ----------        ----------        ----------       ----------

Noninterest income:

    Service fees and charges..................            130              116                74                66               70
    Other income .............................            140              168               160               165               36
                                                   ----------       ----------        ----------        ----------       ----------
            Total noninterest income..........            270              284               234               231              106
                                                   ----------       ----------        ----------        ----------       ----------

Noninterest expense:

    Compensation and employee benefits........          1,528            1,516             1,440               822              704
    Occupancy.................................            197              192               182               175              160
    SAIF deposit insurance premiums...........          1,755              558               558               560              502
    Advertising...............................            172              216               179               147              116
    Other.....................................            637              580               629               469              530
                                                   ----------       ----------        ----------        ----------       ----------
            Total noninterest expenses........          4,289            3,062             2,988             2,173            2,012
                                                   ----------       ----------        ----------        ----------       ----------
Income before provision for income taxes......          3,823            4,524             4,849             5,505            6,304
Provision for income tax . . . ...............          1,458            1,737             1,922             2,090            2,428
Cumulative effect of change in accounting
    for income taxes..........................             --               --                --                --             (254)
                                                   ----------       ----------        ----------        ----------       ----------
            Net income........................     $    2,365       $    2,787        $    2,927        $    3,415       $    3,622
                                                   ==========       ==========        ==========        ==========       ==========
Net income before one-time SAIF assessment....     $    3,214
                                                   ==========

                                                                               AT OR FOR THE YEAR ENDED JUNE 30,
                                                             ----------------------------------------------------------------------
                                                                1997          1996             1995             1994          1993
                                                             -----------   ------------     ------------     ----------    --------
KEY OPERATING RATIOS AND OTHER DATA:

Return on average assets (net income
    divided by average total assets).......................      .85%         1.06%            1.17%            1.37%         1.55%
Return on average assets before one-time SAIF
    assessment in the year ended June 30, 1997*............      1.16
Return on average equity (net income
    divided by average equity).............................      5.26          6.50             7.30            12.12         15.72
Return on average equity before one-time SAIF
    assessment in the year ended June 30, 1997*............      7.14
Equity to assets at period end.............................     16.29         16.17            16.04            15.00         10.19
Net interest rate spread (difference between
    average yield on interest-earning assets
    and average cost of interest-bearing liabilities)......      2.12          2.00             2.34             2.58          3.08
Net interest margin (net interest income as a
    percentage of average interest-earning assets).........      2.94          2.85             3.11             3.08          3.57
Retained earnings to average assets ratio
    (average retained earnings divided by
    average total assets)..................................     16.18         16.36            15.96            11.34          9.86
Noninterest income to average assets.......................       .10           .11              .09              .09           .05
Noninterest expense to average assets......................      1.54          1.17             1.19              .87           .86
Noninterest expense to average assets before one-time
    SAIF assessment in the year ended June 30, 1997*.......      1.05
Nonperforming loans to total loans.........................       .05           .06              .07               --            --
Nonperforming assets to total assets.......................       .03           .07              .10               --           .05
Average interest-earning assets to
    average interest-bearing liabilities...................    119.15        119.50           118.97           112.91        111.39
Allowance for losses
    to nonperforming assets................................    609.09        213.67           146.15               --        218.97
Net interest income to noninterest expense.................    186.36        239.54           256.26           345.61        410.83
Net interest income to noninterest expense before
   one-time SAIF assessment in the year ended
   June 30, 1997*..........................................    275.05
Net interest income after provision for
    losses, to total noninterest expense...................    182.84        238.44           254.45           342.68        408.05
Net interest income after provision for
    losses, to total noninterest expense before one-time
    SAIF assessment in the year ended June 30, 1997*.......    269.86
Regulatory capital ratios:
    Tangible...............................................     15.92         15.98            15.78            15.00         10.18
    Core...................................................     15.92         15.98            15.78            15.00         10.18
    Risk-based.............................................     35.39         37.56            41.89            37.92         24.77
Number of full-service offices.............................         1             1                1                1             1

-------------------------
    * See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Deposit Insurance Premiums."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

            The earnings of the Bank depend primarily on its level of net interest income, which is the difference between interest earned on the Bank's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities. Net interest income is a function of the Bank's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Bank's earnings also are affected by its level of noninterest income including primarily service fees and charges, and noninterest expense, including primarily compensation and employee benefits, and Savings Association Insurance Fund ("SAIF") deposit insurance premiums. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank.

BUSINESS STRATEGY

            The Bank's current business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by using only retail deposits as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate located in the Bank's market area, home equity loans, consumer loans, mortgage-backed securities and in other liquid investment securities. Specifically, the Bank's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage loans, mortgage-backed securities and other securities issued or guaranteed by the United States Government or agencies thereof; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; and (4) managing interest rate risk exposure while achieving desirable levels of profitability.

RESULTS OF OPERATIONS

            The earnings of the Bank depend primarily on its level of net interest income, which is the difference between interest earned on the Bank's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities, which since 1989 have consisted primarily of savings deposits. The Bank had net income of $2.4 million for the year ended June 30, 1997. Net income totaled $2.8 million and $2.9 million for fiscal 1996 and 1995, respectively.

            Interest Income. Total interest income increased by $1.0 million, or 5.4%, to $19.6 million for the year ended June 30, 1997, from $18.6 million for the year ended June 30, 1996. The increase in interest income was primarily due to an increase in balance of average interest earning assets to $272.3 million for the year ended June 30, 1997, from $257.1 million for the prior year, while the yield on average interest earning assets remained relatively unchanged at 7.2%. The increase in average interest earning assets during the year ended June 30, 1997, resulted primarily from an increase in average loans, offset by decreases in investment securities and mortgage-backed securities.

            Interest on mortgage loans increased by $1.2 million, or 11.0%, to $12.1 million for the year ended June 30, 1997, from $10.9 for the year ended June 30, 1996, primarily because of an increase in average mortgage loans to $159.9 million for the year ended June 30, 1997, from $140.5 million for the year ended June 30, 1996, partially offset by a decrease in average yield on mortgage loans to 7.6% from 7.8%. The increase in average mortgage loans resulted from increased loan demand in the Bank's community and from an increase in the volume of loan originations from brokers. The lower yield on mortgage loans reflected the reinvestment of the proceeds of prepayments at lower yielding mortgage loans than those in the portfolio. Interest income on consumer loans increased by $123,000 to $307,000 for the year ended June 30, 1997, from $184,000 for the prior year. The increase was due to an increase in average balance on consumer loans to $4.4 million, from $2.7 million, reflecting the Bank's continuing marketing efforts for consumer loans during the year. Interest income on mortgage-backed securities decreased $455,000, or 19.8%, to $1.9 million for the year ended June 30, 1997, from $2.3 million for the prior year. The decrease was principally due to a $6.4 million decrease in average balance in mortgage-backed securities to $25.8 million for the year ended June 30, 1997, from $32.2 million for the prior year. Interest income on investment securities decreased by $51,000, to $3.7 million for the year ended June 30, 1997, from $3.8 million for the prior year. Such increase was the result of an increase in yield on investment securities to 6.9% from 6.5%, offset by a $3.2 million decrease in average balance of investment securities to $54.0 million for the year ended June 30, 1997, from $57.2 million for the year ended June 30, 1996. The decrease in average balances of investment securities was the result of increased mortgage loan originations. Interest income from interest earning deposits remained relatively unchanged at $1.2 million for the years ended June 30, 1997 and 1996. Yield on interest earning deposits decreased to 5.5% from 5.6% for the same periods. Interest income on other investments increased $178,000 to $387,000 for the year ended June 30, 1997, from $209,000 for the prior year. Such increase was the result of an increase in average balance of other investments of $2.5 million, and increase in the average yield on other investments to 6.5% from 6.0% for the same periods.

            Total interest income increased by $965,000, or 5.5%, to $18.6 million for the year ended June 30, 1996, from $17.6 million for the year ended June 30, 1995. The increase in interest income was primarily due to an increase in the balance of average interest earning assets to $257.1 million for the year ended June 30, 1996, from $246.6 million for the prior year, and an increase in the yield on average interest earning assets to 7.2%, from 7.1%. The increase in average interest earning assets during the year ended June 30, 1996 resulted primarily from an increase in average investment securities and interest earning deposits, offset by decreases in mortgage-backed securities and other investments. The increase in average yield resulted primarily from increases in rates earned on investment securities, interest earning deposits and other investments during the year ended June 30, 1996, as compared to 1995.

            Interest on mortgage loans decreased by $273,000, or 2.4%, to $10.9 million for the year ended June 30, 1996, from $11.2 million for the year ended June 30, 1995, primarily because of a decrease in average yield on mortgage loans to 7.8% from 7.9%, and an $815,000 decrease in average mortgage loans to $140.5 million for the year ended June 30, 1996, from $141.3 million for the year ended June 30, 1995. The lower yield on mortgage loans reflected significant loan prepayments and the reinvestment of the proceeds of such prepayments in lower yielding mortgage loans. Interest income on consumer loans increased by $80,000 to $184,000 for the year ended June 30, 1996 from $104,000 for the prior year. The increase was due to an increase in average balance of consumer loans to $2.7 million, from $1.5 million, reflecting the Bank's continuing marketing efforts for consumer loans during the year. Interest income on mortgage-backed securities decreased $223,000, or 8.8%, to $2.3 million for the year ended June 30, 1996, from $2.5 million for the prior year. The decrease was principally due to a $4.5 million decrease in average balance of mortgage-backed securities to $32.2 million for the year ended June 30, 1996, from $36.7 million for the prior year, partially offset by an increase in yield to 7.2% from 6.9% for the prior year. Interest income on investment securities increased by $1.4 million, or 58.5%, to $3.8 million for the year ended June 30, 1996, from $2.4 million for the prior year. Such increase was the result of a $16.8 million increase in average balance of investment securities to $57.2 million for the year ended June 30, 1996, from $40.3 million for the year ended June 30, 1995, and an increase in yield on investment securities to 6.6% from 5.9% for the same periods. The increase in average balances of investment securities was the result of reinvestment of proceeds from prepayments of mortgage-backed securities and the investment of additional funds from increases in savings deposits. Interest income from interest earning deposits increased by $154,000, or 14.9%, for the year ended June 30, 1996, to $1.2 million from $1.0 million for the prior year, as a result of a $2.3 million increase in average balances of interest earning deposits to $21.1 million from $18.8 million, and an increase in yield on interest earning deposits to 5.6% from 5.5% for the same periods.

            Interest Expense. Total interest expense increased by $381,000, or 3.4%, to $11.6 million for the year ended June 30, 1997, from $11.2 million for the year ended June 30, 1996. Such increase was the result of an increase in average balances in interest-bearing liabilities of $13.3 million to $228.5 million for the year ended June 30, 1997, from $215.2 million for the prior period, partially offset by a decrease in cost of average interest-bearing liabilities to 5.1% from 5.2%.

            Total interest expense increased by $1.3 million, or 12.9%, to $11.2 million for the year ended June 30, 1996, from $9.9 million for the year ended June 30, 1995. Such increase was the result of an increase in the cost of average interest bearing liabilities of 5.2% from 4.8%, and an increase in average balances of interest bearing liabilities of $7.9 million to $215.2 million from $207.3 million for the same periods. The increase in the cost of average interest bearing liabilities was attributable to the effect of the increased rates offered on deposit accounts, principally time deposits, during the last two quarters of fiscal 1995.

            Net Interest Income. Net interest income increased by $657,000, or 9.0%, to $8.0 million for the year ended June 30, 1997, from $7.3 million for the year ended June 30, 1996. This increase was due principally to a decrease in the Bank's cost of interest-bearing liabilities. See "--Asset and Liability Management-Interest Rate Sensitivity Analysis."

            Net interest income decreased by $322,000, or 4.2%, to $7.3 million for the year ended June 30, 1996, from $7.7 million for the same period in 1995. This decrease was due principally to the Bank's cost on its shorter term savings deposits increasing more rapidly than its yield on longer term interest earning assets.

            Provision for Losses. The Bank maintains an allowance for loan losses based upon management's evaluation of risks in the loan portfolio, the Bank's past loan loss experience, and current and expected future economic conditions. The Bank's provision for loan losses increased to $151,000 for the year ended June 30, 1997, from $33,000 for the same period in 1996. The Bank's provision for loan losses increased to $33,000 for the year ended June 30, 1996, from $24,000 for the same period in 1995. Management believes that it has maintained the Bank's allowance for loan losses at a level that is adequate to provide for loan losses, although there can be no assurance that such losses will not exceed estimated amounts. See Notes 1 and 6 of Notes to the Consolidated Financial Statements for additional information on the allowance for loan losses.

            Noninterest Income. Noninterest income decreased by $14,000 to $270,000 for year ended June 30, 1997, from $284,000 for the prior year. The decrease was due principally to decreases in dividends received on life insurance investments, partially offset by an increase in loan processing fees collected during the year.

            Noninterest income increased by $50,000 to $284,000 for the year ended June 30, 1996, from $234,000 for the prior year. The increase was due principally to additional loan processing fees collected during the year, and from market value increases in dividends received on life insurance investments.

            Noninterest Expenses. Before considering the one-time SAIF assessment of $1.4 million, offset by the reduction in the SAIF premiums for periods beginning January 1, 1997, noninterest expense remained relatively unchanged at $2.9 million for the year ended June 30, 1997, compared to the prior year. There were no significant changes in the major expense categories.

            Noninterest expense increased by $74,000, or 2.5%, to $3.1 million for the year ended June 30, 1996, from $3.0 million for the prior year. Compensation and employee benefits increased by $76,000, or 5.3%, to $1.5 million for the year, from $1.4 million for the prior year, due principally to the hiring of additional staff and normal increases in salaries and employee benefit programs. Advertising expenses increased by $37,000 to $216,000 for the year, reflecting additional marketing costs incurred with the major addition of a new drive-thru and ATM facility. Other expenses decreased by $49,000 to $580,000 for the year, resulting primarily from a decreasing reliance on outside professionals when compared to fiscal 1995, our first year as a public company.

            Before considering the one-time SAIF assessment, the ratio of noninterest expenses to average assets was 1.05% and 1.17% for the years ending June 30, 1997 and 1996, respectively. After the one-time SAIF assessment, such ratio was 1.54% for the year ended June 30, 1997.

            Provision for income taxes decreased by $279,000 to $1.5 million for the year ended June 30, 1997, from $1.7 million for the prior year. This reflects a reduction of $700,000 in income before income taxes in fiscal year 1997.

            Provision for income taxes decreased by $185,000 to $1.7 million for the year ended June 30, 1996, from $1.9 million for the prior year. This reflects a reduction of $325,000 in income before income taxes in 1996. The Bank's effective tax rates were 38% for both years ended June 30, 1997 and 1996.

            Deposit Insurance Premiums. The deposits of the Bank are presently insured by the SAIF, which along with the Bank Insurance Fund (the "BIF"), is one of the two insurance funds administered by the FDIC. In September 1996, Congress enacted legislation to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 31, 1995. The assessment was 65.7 basis points per $100 in deposits, payable on November 30, 1996. For the Bank, the assessment amounted to $1.4 million (or $849,000 when adjusted for taxes), based on the Bank's SAIF-insured deposits of $210.5 million. In addition, beginning January 1, 1997, pursuant to the legislation, interest payments on FICO bonds issued in the late 1980's by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation are paid jointly by BIF-insured institutions and SAIF-insured institutions. The FICO assessment is 1.29 basis points per $100 in BIF deposits and 6.44 basis points per $100 in SAIF deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro-rata by banks and thrifts based on deposits (approximately 2.4 basis points per $100 in deposits). The BIF and SAIF will be merged on January 1, 1999, provided the bank and saving association charters are merged by that date. In that event, pro-rata FICO sharing will begin on January 1, 1999.


AVERAGE BALANCE SHEET

            The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.


                                                                         YEAR ENDED JUNE 30,
                                            ------------------------------------------------------------------------
                                                           1997                                   1996
                                            ---------------------------------      ---------------------------------
                                                                      AVERAGE                                AVERAGE
                                            AVERAGE                   YIELD/       AVERAGE                   YIELD/
                                            BALANCE      INTEREST      COST        BALANCE      INTEREST      COST
                                            -------      --------      ----        -------      --------      ----
                                                                         (DOLLARS IN THOUSANDS)
Interest-earning assets:
    Mortgage loans (1)...................  $  159,899   $  12,133    7.59%        $  140,472   $  10,911    7.77%
    Consumer loans and other loans.......       4,422         307     6.94             2,654         184     6.93
    Mortgage-backed securities...........      25,829       1,862     7.21            32,206       2,317     7.19
    Investment securities................      54,006       3,710     6.87            57,191       3,761     6.58
    Interest-earning deposits (2)........      22,100       1,206     5.46            21,143       1,185     5.60
    Other investments (3)................       5,995         387     6.46             3,465         209     6.03
                                           ----------   ---------     ----        ----------   ---------   ------
            Total interest-earning assets     272,252     19,605      7.20           257,131      18,567     7.22
                                                        --------                               ---------
Noninterest-earning assets...............       5,807                                  5,031
                                           ----------                             ----------
           Total assets..................  $  278,059                             $  262,162
                                           ==========                             ==========
Interest-bearing liabilities:
    Savings deposits and other...........  $  227,785      11,549     5.07        $  214,382      11,164     5.21
    Borrowed funds.......................         713          64     8.98               792          68     8.59
                                           ----------   ---------     ----        ----------   ---------   ------
            Total interest-bearing
                liabilities..............     228,498      11,613     5.08           215,174      11,232     5.22
                                                        ---------     ----                     ---------   ------
Noninterest-bearing liabilities..........       4,572                                  4,088
                                           ----------                             ----------
            Total liabilities............     233,070                                219,262
Retained earnings........................      44,989                                 42,900
                                           ----------                             ----------
            Total liabilities and
                retained earnings........  $  278,059                             $  262,162
                                           ==========                             ==========
Net interest income......................               $   7,992                              $   7,335
                                                        =========                              =========
Net interest rate spread (4).............                             2.12%                                  2.00%
                                                                      ====                                   ====
Net interest margin (5)..................                             2.94%                                  2.85%
                                                                      ====                                   ====
Ratio of average interest-earning
    assets to average interest-bearing
    liabilities...........................                            119.15%                              119.50%
                                                                      ======                               ======


                                                    YEAR ENDED JUNE 30,
                                          ------------------------------------
                                                         1995
                                          ------------------------------------
                                                                      AVERAGE
                                            AVERAGE                   YIELD/
                                            BALANCE      INTEREST      COST
                                            -------      --------      ----
                                                 (DOLLARS IN THOUSANDS)
Interest-earning assets:
    Mortgage loans (1)...................  $  142,287      11,184    7.86%
    Consumer loans and other loans.......       1,542         104     6.74
    Mortgage-backed securities...........      36,723       2,540     6.92
    Investment securities................      40,347       2,373     5.88
    Interest-earning deposits (2)........      18,801       1,031     5.48
    Other investments (3)................       6,884         370     5.37
                                           ----------   ---------   ------
            Total interest-earning assets     246,584      17,602     7.14
                                                        ---------
Noninterest-earning assets...............       4,532
                                           ----------
           Total assets..................  $  251,116
                                           ==========
Interest-bearing liabilities:
    Savings deposits and other...........  $  206,367       9,864     4.78
    Borrowed funds.......................         893          81     9.07
                                           ----------   ---------   ------
            Total interest-bearing
                liabilities..............     207,260       9,945     4.80
                                                        ---------   ------
Noninterest-bearing liabilities..........       3,771
                                           ----------
            Total liabilities............     211,031
Retained earnings........................      40,085
                                           ----------
            Total liabilities and
                retained earnings........  $  251,116
                                           ==========
Net interest income......................               $   7,657
                                                        =========
Net interest rate spread (4).............                             2.34%
                                                                      ====
Net interest margin (5)..................                             3.11%
                                                                      ====
Ratio of average interest-earning
    assets to average interest-bearing
    liabilities...........................                             118.97%
                                                                       ======

----------------------------------------

(1) Includes one- to four-family residential real estate loans, home equity loans, and commercial real estate loans.

(2) Includes secured short term loans to commercial banks and interest-earning deposits in other institutions.

(3) Includes securities purchased under agreement to resell, Federal Home Loan Bank stock, and mutual funds.

(4) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS

            The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in average volume); and (iv) the net change.


                                                      YEAR ENDED JUNE 30,
                                     -----------------------------------------------------
                                                         1997 VS. 1996
                                     -----------------------------------------------------
                                                INCREASE/(DECREASE)
                                                     DUE TO
                                      -----------------------------------        TOTAL
                                                                   RATE/        INCREASE
                                      VOLUME          RATE         VOLUME      (DECREASE)
                                     --------      ----------     --------     ----------
                                                        (IN THOUSANDS)
Interest income:
    Mortgage loans (1)..............  $   1,509    $    (253)     $   (34)      $   1,222
    Consumer and other loans........        122           --            1             123
    Mortgage-backed securities......       (459)           6           (2)           (455)
    Investment securities...........       (210)         166           (7)            (51)
    Interest earning deposits (2)...         54          (30)          (3)             21
    Other investments (3)...........        153           15           10             178
                                      ---------    ---------      -------       ---------

            Total interest-earning
                assets..............      1,169          (96)         (35)          1,038
                                      ---------    ---------      -------       ---------
Interest expense....................        696         (301)         (14)            381
                                      ---------    ---------      -------       ---------

Change in net interest income.......  $     473    $     205      $   (21)      $     657
                                      =========    =========      =======       =========
                                                            YEAR ENDED JUNE 30,
                                          --------------------------------------------------------
                                                               1996 VS. 1995
                                          --------------------------------------------------------
                                                     INCREASE/(DECREASE)
                                                           DUE TO
                                          ----------------------------------------       TOTAL
                                                                         RATE/         INCREASE
                                            VOLUME          RATE        VOLUME        (DECREASE)
                                           --------      ----------    --------       ----------
                                                               (IN THOUSANDS)
Interest income:
    Mortgage loans (1)..............       $    (143)   $    (128)     $    (2)       $    (273)
    Consumer and other loans........              75            3            2               80
    Mortgage-backed securities......            (313)          99           (9)            (223)
    Investment securities...........             990          282          116            1,388
    Interest earning deposits (2)...             128           23            3              154
    Other investments (3)...........            (184)          45          (22)            (161)
                                           ---------    ---------      -------        ---------

            Total interest-earning
                assets..............             553          324           88              965
                                           ---------    ---------      -------        ---------
Interest expense....................             380          870           37            1,287
                                           ---------    ---------      -------        ---------

Change in net interest income.......       $     173    $    (546)     $    51        $    (322)
                                           =========    =========      =======        =========

-----------------------------------------
(1) Includes one- to four-family residential real estate loans, home equity loans, and commercial real estate loans.

(2) Includes secured short term loans to commercial banks and interest-earning deposits in other institutions.

(3) Includes securities purchased under agreement to resell, Federal Home Loan Bank stock, and mutual funds.


ASSET AND LIABILITY MANAGEMENT-INTEREST RATE SENSITIVITY ANALYSIS

            The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

            The Bank's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities and interest rates of its interest rate sensitive assets and liabilities by emphasizing fixed-rate one- to four-family mortgage loans with terms of 15 years or less, adjustable rate first mortgages and home equity loans, and maintaining relatively high levels of liquidity. By maintaining a significant percentage of its assets in cash and other liquid investments, the Bank is able to reinvest a higher percentage of its assets more quickly in response to changes in market interest rates, thereby reducing its exposure to interest rate volatility. In addition, the Bank offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms.

            The Bank has an Asset-Liability Management Committee which is responsible for reviewing the Bank's asset and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

            Net Portfolio Value. Interest rate risk is also measured in terms of the sensitivity of the Bank's net portfolio value to changes in interest rates. The Office of Thrift Supervision (the "OTS") adopted a final rule in August 1993 incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The new rule became effective January 1, 1994. However, the IRR capital component discussed below has been postponed until the OTS publishes guidelines under which an institution may appeal such a deduction. Institutions, such as the Bank, with less than $300 million in assets and risk-based capital ratios above 12% are exempt from the new rule. However, the Bank voluntarily provides to the OTS the information necessary for the OTS to calculate the Bank's IRR.

            The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated economic (present) value of its assets will require the institution to deduct from its capital 50% of that excess change. The following table presents the OTS' quarterly pro forma computations of the Bank's NPV as of June 30, 1997, based on information provided to the OTS by the Bank.


                                                                                       NPV AS PERCENTAGE OF
          CHANGE IN                                                                  PRESENT VALUE OF ASSETS
       INTEREST RATES                    NET PORTFOLIO VALUE                     ------------------------------
       IN BASIS POINTS        --------------------------------------------                          BASIS POINT
        (RATE SHOCK)           AMOUNT         $ CHANGE           % CHANGE         NPV RATIO           CHANGE
     ----------------         --------        ---------          --------         ---------           ------
                                                   (DOLLARS IN THOUSANDS)
                400          $  28,068          (25,324)            -47%           10.67%              -753
                300             34,040          (19,352)            -36%           12.60%              -561
                200             40,353          (13,040)            -24%           14.53%              -367
                100             46,900           (6,493)            -12%           16.43%              -178
             Static             53,392             --                --            18.21%               --
               (100)            59,267            5,874             +11%           19.73%              +152
               (200)            63,479           10,086             +19%           20.74%              +253
               (300)            66,953           13,560             +25%           21.53%              +332
               (400)            71,444           18,052             +34%           22.54%              +433


            Based on the OTS' computations, the Bank's measured IRR exceeded 2% of the estimated market value of its assets at June 30, 1997. If the measured IRR exceeds 2% for the next two quarters, and if the Bank were not exempt, the Bank's risk-based capital ratio would be reduced. It is not expected that such reduction would affect the Bank's ability to meet its minimum capital requirements.

LIQUIDITY AND CAPITAL RESOURCES

            The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 5.0%. The Bank's liquidity ratio averaged 19.9% during the month of June 1997. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

            The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. At June 30, 1997, $35.1 million, or 42.2%, of the Bank's investment portfolio was scheduled to mature in one year or less, $14.5 million, or 17.4%, was scheduled to mature in one to five years, and $33.7 million was scheduled to mature in over five years. Assets qualifying for liquidity outstanding at June 30, 1997, amounted to $52.7 million. For additional information about cash flows from the Bank's operating, financing, and investing activities, see Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

            A major portion of the Bank's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash are net income, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts. Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds; however, the Bank has never borrowed funds from the FHLB.

            At June 30, 1997, the Bank had outstanding loan commitments of $1.9 million. This amount does not include $13.9 million of undisbursed lines of credit on home equity loans, and the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at June 30, 1997, totaled $76.6 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.

            At June 30, 1997, the Bank exceeded each of the three OTS capital requirements on a fully phased-in basis. Set forth below is a summary of the Bank's compliance with the OTS capital standards as of June 30, 1997.


                                                                                            AT JUNE 30, 1997
                                                                                   ----------------------------------
                                                                                                         PERCENT OF
                                                                                       AMOUNT            ASSETS (1)
                                                                                       ------            ----------
                                                                                         (DOLLARS IN THOUSANDS)
    Tangible capital:
        Capital level...........................................                    $    45,333             15.92%
        Requirement.............................................                          4,271               1.50
                                                                                    -----------           --------
        Excess..................................................                    $    41,062             14.42%
                                                                                    ===========           =======
    Core capital:
        Capital level...........................................                    $    45,333             15.92%
        Requirement.............................................                          8,541               3.00
                                                                                    -----------           --------
        Excess..................................................                    $    36,792             12.92%
                                                                                    ===========           =======
    Risk-based capital:
        Capital level...........................................                    $    45,869             35.39%
        Requirement ............................................                         10,369               8.00
                                                                                    -----------           --------
        Excess..................................................                    $    35,500             27.39%
                                                                                    ===========           =======

-----------------------

(1) Tangible and core capital levels are calculated on the basis of a percentage of total adjusted assets; risk-based capital levels are calculated on the basis of a percentage of risk-weighted assets.


IMPACT OF INFLATION AND CHANGING PRICES

            The financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS

            Earnings Per Share. In February 1997, the FASB issued SFAS No. 128, Earnings per Share ("SFAS 128"), which is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of primary EPS with a presentation of basic EPS. It requires dual presentation of basic and diluted EPS on the face of the consolidated statement of income and reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Earlier application is not permitted but disclosure of pro forma EPS amounts computed using the standards established by SFAS No. 128 is permitted for periods ending prior to the effective date.

            Pro forma EPS of the Bank determined in accordance with SFAS No. 128 are as follows for the years ended June 30:


                                                    YEAR ENDED JUNE 30,
                                  --------------------------------------------------------
                                      1997                    1996                  1995
                                  ------------            ------------            --------

Basic                             $     .69               $     .82               $   .87
Diluted                                 .69                     .82                   .87

            Reporting Comprehensive Income. In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. It does not, however, specify when to recognize or how to measure items that make up comprehensive income.

            SFAS No. 130 is effective for both interim and annual periods beginning after December 15, 1997. Earlier application is permitted. Comparative financial statements provided for earlier periods are required to be reclassified to reflect the provisions of this statement.

            In June 1997, the FASB issued No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders.

            SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Earlier application is encouraged. Management has not determined when it will adopt the provisions of SFAS No. 131 but believes that it will not have a material effect on the Bank's financial position or results of operations.

                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

            A summary of selected quarterly financial data for the years ended June 30, 1997 and 1996 is as follows:

                                               FIRST                  SECOND                   THIRD                  FOURTH
                                              QUARTER                 QUARTER                 QUARTER                 QUARTER
                                          --------------------------------------------------------------------------------------
                                                                   (IN THOUSANDS EXCEPT PER SHARE DATA)

FISCAL 1997
-----------
Interest income                            $      4,793            $      4,856            $      4,911            $      5,046
Net interest income                               1,891                   1,945                   2,050                   2,107
Provision for losses                                 21                      82                      30                      18
Income before provision
      for income taxes                             (186)                  1,193                   1,402                   1,414
Net income                                         (108)                    728                     861                     884

Net income per common share:
      Primary                                      (.03)                    .21                     .25                     .26
      Fully-diluted                                (.03)                    .21                     .25                     .26

FISCAL 1996
-----------

Interest income                                   4,540                   4,610                   4,701                   4,717
Net interest income                               1,727                   1,787                   1,924                   1,897
Provision for losses                                 --                      --                      --                      34
Income before provision
      for income taxes                            1,043                   1,099                   1,244                   1,137
Net income                                          639                     675                     766                     707

Net income per common share:
      Primary                                       .19                     .20                     .23                     .21
      Fully-diluted                                 .19                     .20                     .23                     .21


                        COMMON STOCK AND RELATED MATTERS

            Effective April 29, 1994, the Bank reorganized from mutual to stock form and established Leeds Federal Bankshares, M.H.C., a mutual holding company (the "Holding Company"). In the Bank's initial public offering of Common Stock, which closed on April 29, 1994, 2,200,000 shares of Common Stock were issued to the Holding Company, and 1,200,000 shares were issued and sold to the Bank's customers at a price of $10.00 per share. On such date, the Bank's Common Stock began to trade over-the-counter on the Nasdaq National Market using the symbol "LFED." The following table sets forth the high and low trading prices of the Bank's common stock for the past two fiscal years, together with the cash dividends declared.


                        FISCAL YEAR ENDED                                           CASH DIVIDENDS
                          JUNE 30, 1996                       HIGH        LOW          DECLARED
                        -----------------                   --------    -------     --------------
                        First quarter                        $16.25      $12.625        $.16
                        Second quarter                        16.75        14.50         .16
                        Third quarter                         15.25        14.00         .16
                        Fourth quarter                        15.00        13.50         .16

                        FISCAL YEAR ENDED
                          JUNE 30, 1997
                        -----------------

                        First quarter                        $14.00        $13.00       $.17
                        Second quarter                        16.75         15.00        .17
                        Third quarter                         19.00         15.50        .19
                        Fourth quarter                        20.00         17.75        .19

            As of June 30, 1997, the Bank had 3,454,736 shares of Common Stock outstanding, including 2,200,000 shares held by the Holding Company, and 1,254,736 shares that were publicly held. As of such date the Bank had approximately 579 stockholders. This does not reflect the number of persons whose stock is in nominee or "street" name accounts through brokers.

            Payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Bank's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

            OTS regulations impose limitations upon all "capital distributions" by savings associations, including cash dividends, payments by a savings association to repurchase or otherwise acquire its stock, payments to stockholders of another savings association in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of the date hereof, the Bank was a Tier 1 association. Accordingly, under the OTS capital distribution regulations, the Bank would be permitted to pay dividends during any calendar year up to 100 percent of its net income during that calendar year, plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year.

            In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate any distribution by the Bank in a manner that would limit the Bank's bad debt deduction or create federal tax liability.

            The Holding Company has waived the right to receive all dividends paid by the Bank. OTS regulations require the Holding Company to notify the OTS of any proposed waiver of the right to receive dividends. It is the OTS' recent practice to review dividend waiver notices on a case-by-case basis, and, in general, not object to any such waiver if: (i) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings association subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company are considered as a restriction on the retained earnings of the savings association, which restriction, if material, is disclosed in the public financial statements of the savings association as a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with SFAS 5, where the savings association determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability; (iv) the amount of any waived dividend is considered as having been paid by the savings association (and the savings association's capital ratios adjusted accordingly) in evaluating any proposed dividend under OTS capital distribution regulations; and
(v) in the event the mutual holding company converts to stock form, the appraisal submitted to the OTS in connection with the conversion application takes into account the aggregate amount of the dividends waived by the mutual holding company.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Leeds Federal Savings Bank
Baltimore, Maryland:

We have audited the accompanying consolidated statements of financial condition of Leeds Federal Savings Bank and subsidiary (the Bank) as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Leeds Federal Savings Bank and subsidiary as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997 in conformity with generally accepted accounting principles.

                                        /s/ KPMG PEAT MARWICK LLP

Baltimore, Maryland
August 8, 1997

LEEDS FEDERAL SAVINGS BANK

Consolidated Statements of Financial Condition

June 30, 1997 and 1996


==============================================================================================================================
                                                                                               1997                      1996
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash, including interest-bearing deposits of $11,172,475 in
      1997 and $10,450,239 in 1996                                                   $   13,330,928                12,094,102
Short-term investments                                                                    2,722,336                         -
Secured short-term loans to commercial banks                                              9,735,532                11,360,341
Securities purchased under agreements to resell (fair value
      of $5,541,565 in 1997 and $2,541,550 in 1996) (note 2)                              5,517,903                 2,467,214
Securities available for sale, amortized cost of $5,862,754 and
      $5,558,527, respectively (note 3)                                                   8,162,419                 6,758,706
Investment securities (fair value of $43,360,574 in 1997
      and $50,915,502 in 1996) (note 4)                                                  43,614,562                51,965,727
Mortgage-backed securities, net (fair value of $22,777,192
      in 1997 and $29,354,840 in 1996) (note 5)                                          22,294,337                29,095,316
Loans receivable, net (note 6)                                                          174,877,796               152,754,751
Investment in Federal Home Loan Bank of Atlanta stock,
      at cost (note 10)                                                                   2,377,200                 2,377,200
Property and equipment, net (note 7)                                                        863,823                   950,765
Cash surrender value of life insurance (note 11)                                          3,153,193                 3,018,531
Prepaid expenses and other assets                                                           309,808                   394,425
Ground rents owned, at cost                                                                  39,500                    41,100
------------------------------------------------------------------------------------------------------------------------------
                                                                                     $  286,999,337               273,278,178
==============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
      Savings accounts (note 8)                                                      $  232,590,009               222,146,018
      Borrowed funds - Employee Stock Ownership Plan (note 12)                              648,000                   744,000
      Advance payments by borrowers for taxes,
           insurance and ground rents                                                     4,804,060                 4,560,492
      Federal and state income taxes (note 9):
           Currently payable                                                                335,841                   128,240
           Deferred                                                                       1,062,219                   758,849
      Accrued expenses and other liabilities (note 11)                                      817,871                   748,399
------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                       240,258,000               229,085,998

Stockholders' equity (notes 10, 12, 16 and 18):
      Common stock, $1 par value; 20,000,000 shares authorized; issued and
           outstanding 3,454,736 shares in 1997 and 3,448,000 in 1996                     3,454,736                 3,448,000
      Additional paid-in-capital                                                         10,675,480                10,535,007
      Employee stock ownership plan                                                        (591,300)                 (700,380)
      Management recognition plan                                                           (60,141)                 (152,428)
      Retained income, substantially restricted                                          31,854,434                30,341,307
      Unrealized gains on securities available for sale, net                              1,408,128                   720,674
------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                               46,741,337                44,192,180
------------------------------------------------------------------------------------------------------------------------------
Commitments (notes 6, 11 and 12)
------------------------------------------------------------------------------------------------------------------------------
                                                                                     $  286,999,337               273,278,178
==============================================================================================================================

See accompanying notes to consolidated financial statements.

LEEDS FEDERAL SAVINGS BANK

Consolidated Statements of Income

Years ended June 30, 1997, 1996 and 1995

===================================================================================================================================
                                                                         1997                       1996                      1995
-----------------------------------------------------------------------------------------------------------------------------------
Interest income:
      First mortgage and other loans                            $  12,440,362                 11,094,708                11,287,389
      Mortgage-backed securities                                    1,862,074                  2,316,785                 2,540,347
      Investment securities, certificates of deposit and
           short-term investments                                   5,303,280                  5,156,029                 3,773,776
-----------------------------------------------------------------------------------------------------------------------------------
Total interest income                                              19,605,716                 18,567,522                17,601,512
-----------------------------------------------------------------------------------------------------------------------------------
Interest expense:
      Savings accounts (note 8)                                    11,548,634                 11,156,258                 9,861,306
      Other                                                            64,473                     75,929                    83,756
-----------------------------------------------------------------------------------------------------------------------------------
Total interest expense                                             11,613,107                 11,232,187                 9,945,062
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                 7,992,609                  7,335,335                 7,656,450

Provision for loan losses (note 6)                                    151,240                     33,581                    23,826
Provision for losses on deposit                                             -                          -                    30,000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      151,240                     33,581                    53,826
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                 7,841,369                  7,301,754                 7,602,624
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest income:
      Service fees and charges                                        130,202                    115,797                    74,525
      Other                                                           140,288                    168,142                   159,568
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      270,490                    283,939                   234,093
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest expense:
      Compensation and employee benefits                            1,528,280                  1,516,477                 1,440,062
      Occupancy expense                                               197,067                    191,947                   181,718
      SAIF deposit insurance premiums                               1,755,113                    557,535                   558,078
      Advertising                                                     171,385                    216,051                   178,881
      Other                                                           636,941                    580,277                   628,687
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    4,288,786                  3,062,287                 2,987,426
-----------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                            3,823,073                  4,523,406                 4,849,291

Provision for income taxes (note 9)                                 1,457,942                  1,736,762                 1,922,299
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                      $   2,365,131                  2,786,644                 2,926,992
===================================================================================================================================
Net income per share of common stock (note 1):
      Primary                                                   $         .69                        .82                       .87
===================================================================================================================================
      Fully-diluted                                             $         .69                        .82                       .87
===================================================================================================================================

See accompanying notes to consolidated financial statements.

LEEDS FEDERAL SAVINGS BANK

Consolidated Statements of Stockholders' Equity

Years ended June 30, 1997, 1996 and 1995

=============================================================================================================================

                                                                                   Employee                       Retained
                                                                 Additional           stock     Management         income,
                                                       Common       paid-in       ownership    recognition   substantially
                                                        stock       capital            plan          plan       restricted
-----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                        $   3,400,000     9,944,686        (933,896)            -       25,870,499

Compensation expense - Employee
      Stock Ownership Plan (ESOP)                           -        18,027         119,556             -                -

Adoption of Management
      Recognition Plan (MRP)                           48,000       522,000               -      (570,000)               -

Compensation expense - MRP                                  -             -               -       219,479                -

Change in unrealized gains on
      securities available for sale, net                    -             -               -             -                -

Dividends ($.465 per share)                                 -             -               -             -         (517,826)

Net income                                                  -             -               -             -        2,926,992
-----------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1995                            3,448,000    10,484,713        (814,340)     (350,521)      28,279,665

Compensation expense - ESOP                                 -        50,294         113,960             -                -

Compensation expense - MRP                                  -             -               -       198,093                -

Amortization of net unrealized
      holding loss                                          -             -               -             -           (1,439)

Change in unrealized gains on
      securities available for sale, net                    -             -               -             -                -

Dividends ($.64 per share)                                  -             -               -             -         (723,563)

Net income                                                  -             -               -             -        2,786,644
-----------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1996                        $   3,448,000    10,535,007        (700,380)     (152,428)      30,341,307

Compensation expense - ESOP                                 -        63,663         109,080             -                -

Compensation expense - MRP                                  -             -               -        92,287                -

Amortization of net unrealized
      holding loss                                          -             -               -             -          (15,996)

Change in unrealized gains on
      securities available for sale, net                    -             -               -             -                -

Exercise of stock options                               6,736        76,810               -             -                -

Dividends ($.72 per share)                                  -             -               -             -         (836,008)

Net income                                                  -             -               -             -        2,365,131
-----------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1997                        $   3,454,736    10,675,480        (591,300)      (60,141)      31,854,434
=============================================================================================================================

============================================================================
                                               Unrealized
                                                 gains on
                                               securities             Total
                                                available      stockholders'
                                              for sale, net          equity
----------------------------------------------------------------------------
Balance at June 30, 1994                               -        38,281,289

Compensation expense - Employee
      Stock Ownership Plan (ESOP)                      -           137,583

Adoption of Management
      Recognition Plan (MRP)                           -                 -

Compensation expense - MRP                             -           219,479

Change in unrealized gains on
      securities available for sale, net         690,211           690,211

Dividends ($.465 per share)                            -          (517,826)

Net income                                             -         2,926,992
---------------------------------------------------------------------------

Balance at June 30, 1995                         690,211        41,737,728

Compensation expense - ESOP                            -           164,254

Compensation expense - MRP                             -           198,093

Amortization of net unrealized
      holding loss                                 1,439                 -

Change in unrealized gains on
      securities available for sale, net          29,024            29,024

Dividends ($.64 per share)                             -          (723,563)

Net income                                             -         2,786,644
---------------------------------------------------------------------------

Balance at June 30, 1996                         720,674        44,192,180

Compensation expense - ESOP                            -           172,743

Compensation expense - MRP                             -            92,287

Amortization of net unrealized
      holding loss                                15,996                 -

Change in unrealized gains on
      securities available for sale, net         671,458           671,458

Exercise of stock options                              -            83,546

Dividends ($.72 per share)                             -         (836,008)

Net income                                             -         2,365,131
---------------------------------------------------------------------------

Balance at June 30, 1997                       1,408,128        46,741,337
===========================================================================

See accompanying notes to consolidated financial statements.

LEEDS FEDERAL SAVINGS BANK

Consolidated Statements of Cash Flows

Years ended June 30, 1997, 1996 and 1995

===================================================================================================================================
                                                                                           1997             1996             1995
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Net income                                                                $     2,365,131        2,786,644        2,926,992
      Adjustments to reconcile net income to net
           cash provided by operating activities:
                Amortization of loan fees                                               (80,728)        (157,068)        (204,112)
                Provision for loan losses                                               151,240           33,581           23,826
                Accretion of premiums (discounts) on
                     investment securities and mortgage-
                     backed securities                                                  (54,991)         (53,764)         (45,230)
                Loss on sale of assets, net                                                   -           17,025                -
                Depreciation                                                            121,209          105,666           91,936
                Non-cash compensation under stock-based
                     benefit plans                                                      265,030          362,347          357,062
                Deferred income tax provision                                          (134,722)        (166,981)         (75,108)
                Decrease (increase) in accrued interest receivable
                     on securities and loans receivable                                   6,225         (284,232)        (217,123)
                Increase in income taxes currently
                     payable                                                            207,601           15,185           38,611
                Increase in accrued expenses and
                     other liabilities                                                   69,472          211,897          284,790
                Increase in unearned loan fees, net                                     282,353          247,297           25,577
                Decrease (increase) in prepaid expenses and
                     other assets                                                        84,617          (44,120)        (197,283)
                Amortization of net unrealized
                     holding loss                                                       (15,996)          (1,439)               -
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             3,266,441        3,072,038        3,009,938
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
      Maturities of certificates of deposit                                                   -                -        6,499,000
      Purchases of securities available for sale                                       (300,000)     (11,000,000)               -
      Purchase of investment securities
           held to maturity                                                          (6,399,906)     (32,155,000)     (30,948,603)
      Maturity of investment securities
           held to maturity                                                          14,728,283       36,895,410       10,000,000
      Loan disbursements, net of repayments                                         (22,372,160)     (11,723,086)       2,309,310
      Purchase of mortgage-backed securities
           held to maturity                                                                   -                -       (1,020,000)
----------------------------------------------------------------------------------------------------------------------------------

                                                                     (Continued)

LEEDS FEDERAL SAVINGS BANK

Consolidated Statements of Cash Flows

=========================================================================================================================
                                                                        1997                 1996                  1995
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities, continued:
      Mortgage-backed securities held to maturity
           principal repayments                             $       6,790,616            5,877,674             4,261,066
      Purchases of property and equipment                             (34,267)            (385,488)             (152,299)
      Investment in life insurance policies                          (134,662)            (156,214)             (165,323)
      Sale of ground rents owned                                        1,600                    -                15,750
-------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (7,720,496)         (12,646,704)           (9,201,099)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
      Payment of dividends                                           (836,008)            (723,563)             (517,826)
      Repayment of borrowed funds                                     (96,000)             (96,000)              (90,376)
      Net increase in savings accounts                             10,443,991           10,731,778               942,216
      Increase (decrease) in advance payments
           by borrowers for taxes, insurance and
           ground rents                                               243,568              (47,211)              (56,233)
      Exercise of stock options                                        83,546                    -                     -
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                           9,839,097            9,865,004               277,781
Net increase (decrease) in cash and cash equivalents                5,385,042              290,338            (5,913,380)
Cash and cash equivalents at beginning of year                     25,921,657           25,631,319            31,544,699
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                    $      31,306,699           25,921,657            25,631,319
=========================================================================================================================
Noncash investing activities:
      Retirement of property and equipment                  $           1,363              109,693                40,092
=========================================================================================================================

See accompanying notes to consolidated financial statements.

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements

June 30, 1996, 1995 and 1994

===============================================================================

     (1) DESCRIPTION OF BUSINESS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

            DESCRIPTION OF BUSINESS AND REORGANIZATION

            Leeds Federal Savings Bank (the Bank) is a federally-chartered savings bank that conducts its operations from a single facility located in Arbutus, Baltimore County, Maryland. The Bank was originally chartered in 1923 as a state mutual savings and loan association and in 1935 became a federally-chartered mutual savings association operating under the name Leeds Federal Savings and Loan Association (Association). Effective April 29, 1994, the Association's ownership structure was reorganized and it became a wholly-owned capital stock savings association subsidiary of Leeds Federal Bankshares, M.H.C. (MHC), a federal mutual holding company. Under the terms of the reorganization, the membership rights of the Association's members became membership rights in the mutual holding company. The reorganization was accounted for in a manner similar to that of a pooling-of-interests. Effective in January, 1994, the Office of Thrift Supervision (OTS) approved the Association's application to change its charter to that of a federal savings bank and to change its name to Leeds Federal Savings Bank.

            Effective in July, 1997, the OTS approved the reorganization (Reorganization) of the Bank into a two-tier mutual holding company structure with the establishment of a federally chartered corporation as the stock holding company parent of the Bank. Upon completion of the Reorganization, MHC, the Bank's existing mutual holding company, will own a majority of the common stock of the new stock holding company, which will own 100% of the common stock of the Bank. The Reorganization will be implemented pursuant to the Plan of Reorganization which the Board of Directors anticipates will be adopted by the stockholders at its annual stockholders meeting. Pursuant to the Reorganization, each share of Bank common stock held by existing stockholders of the Bank would be exchanged for a share of common stock of the stock holding company. The reorganization of the Bank will be structured as a tax-free reorganization and will be accounted for as a pooling of interests.

            The primary business of Leeds Federal Savings Bank is attracting deposits from individuals and corporate customers and originating mortgage loans secured by residential real estate properties. The Bank is subject to competition from other financial institutions in attracting and retaining deposits and in making loans. The Bank is also subject to the regulations of certain agencies of the federal government and undergoes periodic examinations by those agencies.

                                                                     (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements

===============================================================================

(1)         CONTINUED

            BASIS OF PRESENTATION

            The consolidated financial statements include the accounts of Leeds Federal Savings Bank and its wholly-owned subsidiary, Leeds Investment Corporation (the Subsidiary) (collectively, the Bank). The Subsidiary was incorporated in Delaware in April, 1997, for the purpose of holding investment securities, interest-earning deposits and other investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

            In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and income and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with this determination, management obtains independent appraisals for significant properties and prepares fair value analyses as appropriate.

            Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the state of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

            SHORT-TERM INVESTMENTS

            Short-term investments, which consist of money market accounts, are stated at the lower of cost or market.

            SECURED SHORT-TERM LOANS TO COMMERCIAL BANKS

            Secured short-term loans to commercial banks consist of Federal funds sold which are carried at cost and approximate fair value. Generally, Federal funds are purchased and sold for one-day periods.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

(1)         CONTINUED

            PROPERTY AND EQUIPMENT

            Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets. Additions and betterments are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

            LOAN FEES

            Loan origination and commitment fees are deferred initially and amortized into income over the contractual life of the loan using the interest method. Under certain circumstances, commitment fees are recognized over the commitment period or upon the expiration of the commitment. In addition, certain incremental direct loan origination costs are deferred and recognized over the contractual life of the loan using the interest method as a reduction of the yield. Deferred fees and costs are combined where applicable and the net amount is amortized.

            REAL ESTATE OWNED

            Real estate owned consists of real estate acquired through foreclosure and in-substance foreclosure and is initially recorded at the lower of cost or fair value and subsequently at the lower of cost or fair value, less estimated selling expenses. Costs relating to holding such real estate are charged against income in the current period, while costs relating to improving such real estate are capitalized until a salable condition is reached.

            INCOME TAXES

            Under the asset and liability method required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, (SFAS No. 109), deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (1)    CONTINUED

            SFAS No. 109 allows for a continuing exception of providing a deferred tax liability for bad debt reserves for tax purposes of qualified thrift lenders, such as the Bank, that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $7,100,000 with an income tax effect of approximately $2,700,000 at June 30, 1997. This bad debt reserve would become taxable if certain conditions are met by the Bank.

            Under SFAS No. 109, the effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

            Interest on potential problem loans is not accrued when, in the opinion of management, full collection of principal or interest is in doubt, or payment of principal or interest has become 90 days past due. Any interest ultimately collected on such loans is recorded in income in the period of recovery.

            PROVISION FOR LOSSES ON LOANS

            The provision for losses on loans is determined based on management's review of the loan portfolio and analyses of borrowers' ability to pay, past collection experience, risk characteristics of individual loans or groups of similar loans and underlying collateral, current and prospective economic conditions and the status of nonperforming loans. Loans or portions thereof are charged off when considered, in the opinion of management, uncollectible.

            Certain impaired loans are measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

            Impaired loans are generally placed in nonaccrual status on the earlier of the date that management determines that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past-due.

            An allocated valuation allowance for impaired loans, if any, is included in the Bank's allowance for credit losses. An impaired loan is charged-off when the loan, or a portion thereof, is considered uncollectible or transferred to real estate owned.


                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (1)    CONTINUED

            The Bank recognizes interest income for impaired loans consistent with its method for nonaccrual loans. Specifically, interest payments received are recognized as interest income or, if the ultimate collectibility of principal is in doubt, are applied to principal.

            INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

            Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt and equity securities not classified as held to maturity and equity securities with readily determinable fair values are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Investments not classified as held to maturity or trading are considered available for sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects. Fair value is determined based on bid prices published in financial newspapers or bid quotations received from securities dealers. For purposes of computing realized gains or losses on the sales of investments, cost is determined by using the specific identification method. Gains and losses on sales of securities are recognized at the time of sale. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using methods that approximate the interest method.

            In November 1995, the Financial Accounting Standards Board announced its intention to allow a one-time change in the classification of securities, providing such change was effected by December 31, 1995. Management utilized this opportunity and on December 31, 1995 designated certain available-for-sale investment securities, with an amortized cost of $7,100,000 and an unrealized net loss of $28,405, as held-to-maturity. Management also designated held to maturity investment securities with an amortized cost of $1,500,000 as available for sale.

            STOCK-BASED COMPENSATION

            The Bank adopted the provisions of Statement of Financial Accounting Standards No. 123 Accounting for Awards of Stock-Based Compensation to Employees (SFAS No. 123) as of July 1, 1996 using the intrinsic value-based method. SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (Opinion 25). Under the fair value based

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (1)    CONTINUED

            method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Most fixed stock option plans -- the most common type of stock compensation plan -- have no intrinsic value at grant date, and under Opinion 25 no compensation cost is recognized for them. Compensation cost is recognized for other types of stock based compensation plans under Opinion 25, including plans with variable, usually performance-based, features. SFAS No. 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. The adoption of SFAS No. 123 did not have a material impact on the Bank's financial statements. The Bank made no grants of stock options during fiscal year 1996 or 1997 and therefore there are no required disclosures about stock-based employee compensation.

            TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

            The Bank adopted the provisions of Statement of Financial Accounting Standards No. 125 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 125) as of January 1, 1997. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities and requires, among other things, the Bank to record at fair value, assets and liabilities resulting from a transfer of financial assets. In December 1996 SFAS No. 127 was issued which deferred the effective date of certain provisions of SFAS No. 125 related to repurchase agreements, securities lending and similar transactions until January 1, 1998. The adoption of the currently effective portions of SFAS No. 125 did not have a material impact on the Bank's financial statements.

            STATEMENT OF CASH FLOWS

            Cash equivalents include interest bearing deposits, money market accounts, secured short-term loans to commercial banks, and securities purchased under agreements to resell. For purposes of the consolidated statement of cash flows, the Bank considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

            The Bank made income tax payments of approximately $1,375,000, $1,815,000 and $1,890,000 in 1997, 1996 and 1995, respectively. The
            Bank paid approximately $11,613,000, $11,232,000 and $9,945,000 in interest on deposits and other borrowings in 1997, 1996 and 1995, respectively.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (2)    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

            The Bank purchases securities under agreements to resell (repurchase agreements). The amounts advanced under the agreements represent short-term loans and are reflected as short-term investments in the consolidated statements of financial condition.

            Securities purchased under agreements to resell at June 30 are summarized as follows:

                                                                                                1997                  1996
            ---------------------------------------------------------------------------------------------------------------
            Mortgage-backed securities, fair value of $5,541,565 and
                  $2,541,550 at June 30, 1997 and 1996, respectively.                $     5,517,903             2,467,214
            ===============================================================================================================

            The securities underlying the agreements are book entry securities which were delivered by appropriate entry in the Bank's account maintained at Signet Bank, Richmond, Virginia under a written custodial agreement that explicitly recognizes the Bank's interest in the securities. Agreements outstanding at June 30, 1997 and 1996 have original maturities of three months or less. The agreements relating to mortgage-backed securities are agreements to resell the same securities. Securities purchased under agreements to resell averaged $3,654,000, $2,285,000 and $3,777,000 during 1997, 1996 and
            1995, respectively. The maximum amounts outstanding at any month-end were $5,517,903, $2,467,214 and $7,403,067 during 1997, 1996 and
            1995, respectively.

     (3)    SECURITIES AVAILABLE FOR SALE

            The amortized cost and fair value of securities available for sale are summarized as follows at June 30:

                                                                                                  1997
                                                             ----------------------------------------------------------------------
                                                                                          Gross             Gross
                                                                   Amortized         unrealized        unrealized
                                                                        cost              gains            losses       Fair value
            -----------------------------------------------------------------------------------------------------------------------
            U.S. government and agency obligations due:
                  Beyond 5 years but within 10 years         $     4,700,000                  -           (22,671)       4,677,329
                  Beyond 10 years                                  1,000,000                  -            (4,824)         995,176
            Federal Home Loan Mortgage Corporation
                  preferred stock                                     56,760          2,327,160                 -        2,383,920
            -----------------------------------------------------------------------------------------------------------------------
                                                                   5,756,760          2,327,160           (27,495)       8,056,425
            Accrued interest receivable                              105,994                  -                 -          105,994
            -----------------------------------------------------------------------------------------------------------------------
                                                              $    5,862,754          2,327,160           (27,495)       8,162,419
            =======================================================================================================================

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (3)    CONTINUED

                                                                                                    1996
                                                                --------------------------------------------------------------------
                                                                                               Gross           Gross
                                                                         Amortized        unrealized      unrealized
                                                                              cost             gains          losses     Fair value
            ------------------------------------------------------------------------------------------------------------------------
            U.S. government and agency obligations due:
                  Beyond 5 years but within 10 years          $          4,700,000                 -        (160,896)     4,539,104
                  Beyond 10 years                                          700,000                 -         (38,059)       661,941
            Federal Home Loan Mortgage Corporation
                  preferred stock                                           56,760         1,399,134               -      1,455,894
            ------------------------------------------------------------------------------------------------------------------------
                                                                         5,456,760         1,399,134        (198,955)     6,656,939

            Accrued interest receivable                                    101,767                 -               -        101,767
            ------------------------------------------------------------------------------------------------------------------------
                                                              $          5,558,527         1,399,134        (198,955)     6,758,706
            ========================================================================================================================

     (4)    INVESTMENT SECURITIES

            The amortized cost and fair value of investment securities are summarized as follows at June 30:

                                                                                                 1997
                                                                   ----------------------------------------------------------------
                                                                                            Gross          Gross
                                                                       Amortized       unrealized     unrealized
                                                                            cost            gains         losses        Fair value
            -----------------------------------------------------------------------------------------------------------------------

            U.S. Government and agency obligations                 $  42,971,175          122,014       (376,002)       42,717,187
            Accrued interest receivable                                  643,387                -              -           643,387
            -----------------------------------------------------------------------------------------------------------------------
                                                                   $  43,614,562          122,014       (376,002)       43,360,574
            ========================================================================================================================

                                                                                                1996
                                                                  ----------------------------------------------------------------
                                                                                            Gross            Gross
                                                                       Amortized       unrealized       unrealized
                                                                            cost            gains           losses     Fair value
             ---------------------------------------------------------------------------------------------------------------------
             U.S. Government and agency obligations               $   51,252,002           92,117       (1,142,342)    50,201,777
             Accrued interest receivable                                 713,725                -                -        713,725
             ---------------------------------------------------------------------------------------------------------------------
                                                                  $   51,965,727           92,117       (1,142,342)    50,915,502
             =====================================================================================================================

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (4)    CONTINUED

            Investment securities mature as follows at June 30:


                                                                   1997                                      1996
                                                   -----------------------------------      -------------------------------------
                                                       Amortized                                 Amortized
                                                            cost           Fair value                 cost            Fair value
            ---------------------------------------------------------------------------------------------------------------------

            Due within 12 months                   $     491,437              491,437            6,161,206             6,149,978
            Due beyond 12 months
                  but within 5 years                  14,500,000           14,527,148           13,017,517            12,926,876
            Due beyond 5 years
                  but within 10 years                 18,151,359           17,992,813           21,899,869            21,264,231
            Due beyond 10 years                        9,828,379            9,705,789           10,173,410             9,860,692
            ---------------------------------------------------------------------------------------------------------------------
                                                   $  42,971,175           42,717,187           51,252,002            50,201,777
            =====================================================================================================================

     (5)    MORTGAGE-BACKED SECURITIES

            The amortized cost and fair value of mortgage-backed securities are summarized as follows at June 30:

                                                                                               1997
                                                                 -----------------------------------------------------------------
                                                                                         Gross             Gross
                                                                     Amortized      unrealized        unrealized
                                                                          cost           gains            losses       Fair value
            ----------------------------------------------------------------------------------------------------------------------
            Government National Mortgage Association             $  12,636,297         434,087                 -       13,070,384
            Federal National Mortgage Association                    3,738,027          23,042              (510)       3,760,559
            Federal Home Loan Mortgage Corporation                   3,910,141          36,846                 -        3,946,987
            Collateralized Mortgage Obligation - FNMA
                  REMIC                                              1,875,870               -           (10,610)       1,865,260
            ----------------------------------------------------------------------------------------------------------------------
                                                                    22,160,335         493,975           (11,120)      22,643,190
            Accrued interest receivable                                134,002               -                 -          134,002
            ----------------------------------------------------------------------------------------------------------------------
                                                                 $  22,294,337         493,975           (11,120)      22,777,192
            ======================================================================================================================

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (5)    CONTINUED

                                                                                             1996
                                                             ----------------------------------------------------------------------
                                                                                     Gross             Gross
                                                                 Amortized      unrealized        unrealized
                                                                      cost           gains            losses            Fair value
           ------------------------------------------------------------------------------------------------------------------------
           Government National Mortgage Association          $  15,404,575         277,197           (18,028)           15,663,744
           Federal National Mortgage Association                 4,553,402          16,501           (32,191)            4,537,712
           Federal Home Loan Mortgage Corporation                7,083,603          38,063           (14,796)            7,106,870
           Collateralized Mortgage Obligation - FNMA
                 REMIC                                           1,875,870               -            (7,222)            1,868,648
           ------------------------------------------------------------------------------------------------------------------------
                                                                28,917,450         331,761           (72,237)           29,176,974
           Accrued interest receivable                             177,866               -                 -               177,866
           ------------------------------------------------------------------------------------------------------------------------
                                                             $  29,095,316         331,761           (72,237)           29,354,840
           ========================================================================================================================

            A summary of maturities of mortgage-backed securities at June 30:

                                                               1997                                         1996
                                              --------------------------------------       --------------------------------------
                                                   Amortized                                     Amortized
                                                        cost             Fair value                   cost            Fair value
           ----------------------------------------------------------------------------------------------------------------------

           Due within 12 months               $      832,307                839,180              2,361,696             2,370,080
           Due beyond 12 months
                 but within 5 years                3,156,477              3,199,376              4,224,924             4,256,146
           Due beyond 5 years but
                 within 10 years                   4,314,490              4,347,676              1,339,456             1,396,183
           Beyond 10 years                        13,857,061             14,256,958             20,991,374            21,154,565
           ----------------------------------------------------------------------------------------------------------------------

                                              $   22,160,335             22,643,190             28,917,450            29,176,974
           ======================================================================================================================

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (6)    LOANS RECEIVABLE

            Loans receivable and accrued interest thereon were as follows at June 30:

                                                                                                 1997                   1996
            -----------------------------------------------------------------------------------------------------------------
            First mortgage loans:
                  One-to-four family residential                                       $  152,462,834            136,382,820
                  Commercial                                                                3,763,211              1,548,279
                  Construction                                                              2,770,243              1,317,750
            -----------------------------------------------------------------------------------------------------------------
                                                                                          158,996,288            139,248,849

            Home equity loans                                                              13,024,084             11,691,799
            Loans secured by savings accounts                                                 358,065                397,345
            Consumer loans                                                                  4,711,033              2,897,717
            Accrued interest receivable                                                       782,294                678,544
            -----------------------------------------------------------------------------------------------------------------
                                                                                          177,871,764            154,914,254
            Less:
                  Allowance for loan losses                                                   536,280                374,797
                  Unearned loan fees                                                          790,021                588,396
                  Undisbursed portion of loans in process                                   1,667,667              1,196,310
            -----------------------------------------------------------------------------------------------------------------
            Loans receivable, net                                                      $  174,877,796            152,754,751
            =================================================================================================================

            Substantially all of the Bank's loans receivable are mortgage loans secured by residential real estate properties located in the state of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness, the loan to value ratio and other relevant factors. The Bank generally does not lend more than 80% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related property.

            Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area.

            Nonaccrual loans totaled approximately $88,000 and $100,000 at June 30, 1997 and 1996, respectively. No loans were impaired, as defined, during 1997 and 1996.


                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (6)    CONTINUED

            Activity in the allowance for loan losses is summarized as follows:

                                                                         1997                   1996                   1995
            ----------------------------------------------------------------------------------------------------------------
            Beginning balance                                     $   374,797                341,216                317,390
            Provision for loan losses                                 151,240                 33,581                 23,826
            Charge-offs                                               (19,757)                     -                      -
            Transfer from provision for losses on deposit              30,000                      -                      -
            ----------------------------------------------------------------------------------------------------------------
            Ending balance                                        $   536,280                374,797                341,216
            ================================================================================================================

            The Bank had outstanding mortgage loan commitments, exclusive of the undisbursed portion of loans in process, of approximately $1,136,000 and $715,000 for fixed rate and floating rate loans, respectively, at June 30, 1997. The interest rate range on fixed rate mortgage loan commitments was 7.38% to 8.00% and all commitments expire within one year.

     (7)    PROPERTY AND EQUIPMENT

            Property and equipment are summarized as follows at June 30:

                                                                                                             Useful life
                                                                           1997                   1996          in years
            -------------------------------------------------------------------------------------------------------------
            Land                                                  $      68,449                 68,449              -
            Building and improvements                                   817,112                791,882         50 years
            Furniture, fixtures and equipment                           896,902                889,228       3-10 years
            -------------------------------------------------------------------------------------------     =============

            Total, at cost                                            1,782,463              1,749,559

            Less accumulated depreciation                               918,640                798,794
            -------------------------------------------------------------------------------------------

            Ending balance                                        $     863,823                950,765
            ===========================================================================================


                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (8)    SAVINGS ACCOUNTS

            Savings accounts are summarized as follows at June 30:

                                                  Weighted average rate               1997                          1996
                                               -------------------------   --------------------------   ---------------------------
            Type of Account                        1997             1996           Amount           %            Amount          %
            -----------------------------------------------------------------------------------------------------------------------
            Certificates                          5.70%            5.85%   $  127,102,568         55%    $  123,633,575        56%
            ----------------------------------------------------------------------------------------------------------------------
            Anniversary bonus account             3.37%            3.31%        6,491,093          3          7,779,822         3
            Money Market Deposit                  4.77%            4.70%       75,023,364         32         68,087,447        31
            Passbook                              3.35%            3.35%       18,857,971          8         18,422,510         8
            NOW and demand deposits               1.80%            1.65%        5,115,013          2          4,222,664         2
            ----------------------------------------------------------------------------------------------------------------------
                                                                              105,487,441         45         98,512,443        44
            ----------------------------------------------------------------------------------------------------------------------
                                                                           $  232,590,009        100%    $  222,146,018       100%
            ======================================================================================================================

            Certificate accounts mature
               as follows:
                  Within 12 months                                         $   76,622,105         60%    $   70,116,902        57%
                  12 to 24 months                                              29,458,472         23         31,156,021        25
                  24 to 36 months                                              14,365,437         12          9,951,847         8
                  36 to 48 months                                               4,185,933          3          8,574,822         7
                  48 to 60 months                                               2,470,621          2          3,833,983         3
            ----------------------------------------------------------------------------------------------------------------------
                                                                           $  127,102,568        100%    $  123,633,575       100%
            ======================================================================================================================

            At June 30, 1997 and 1996, the Bank had customer deposits in savings accounts of $100,000 or more of approximately $39,141,000 and $34,781,000, respectively.

            Interest expense on savings deposits consists of the following for the years ended June 30:


                                                                 1997                   1996                   1995
            --------------------------------------------------------------------------------------------------------
            Time deposits                               $   7,212,849              7,059,387              5,829,693
            Checking and money market                       3,734,784              3,493,648              3,325,838
            Passbook and other                                601,001                603,223                705,775
            --------------------------------------------------------------------------------------------------------
                                                        $  11,548,634             11,156,258              9,861,306
            ========================================================================================================

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (9)    INCOME TAXES

            The provision for income taxes is comprised of the following for the years ended June 30:

                                                                         1997                   1996                   1995
            ----------------------------------------------------------------------------------------------------------------
            Current:
                  Federal                                       $   1,326,458              1,558,683              1,635,371
                  State                                               266,206                345,060                362,036
            ----------------------------------------------------------------------------------------------------------------
                                                                    1,592,664              1,903,743              1,997,407
            ----------------------------------------------------------------------------------------------------------------

            Deferred:
                  Federal                                            (110,303)              (136,715)               (61,494)
                  State                                               (24,419)               (30,266)               (13,614)
            ----------------------------------------------------------------------------------------------------------------
                                                                     (134,722)              (166,981)               (75,108)
            ----------------------------------------------------------------------------------------------------------------
                                                                $   1,457,942              1,736,762              1,922,299
            ================================================================================================================

            The net deferred tax liability at June 30, 1997 and 1996 consists of total deferred tax assets of $728,389 and $696,490, respectively and deferred tax liabilities of $1,790,608 and $1,455,339, respectively. The tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities relate to the following:

                                                                                                        June 30
                                                                                         -------------------------------------
                                                                                                  1997                   1996
            ------------------------------------------------------------------------------------------------------------------
            Interest and fees on loans                                                   $     122,406                165,483
            Tax bad debt reserve in excess of base year                                       (499,829)              (599,794)
            Allowance for losses on loans                                                      207,111                144,747
            Allowance for losses on deposit                                                          -                 11,586
            Federal Home Loan Bank stock dividends                                            (373,687)              (373,687)
            Deferred compensation                                                              127,157                 78,433
            Management Recognition Plan                                                        129,276                133,003
            Unrealized gains on securities available for sale, net                            (891,537)              (453,445)
            Other, net                                                                         116,884                134,825
            ------------------------------------------------------------------------------------------------------------------
                                                                                         $  (1,062,219)              (758,849)
            ==================================================================================================================

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

     (9)    CONTINUED

            A reconciliation between the provision for income taxes and the amount computed by multiplying income before income taxes by the statutory Federal income tax rate (34%) is as follows for the years ended June 30:

                                                                                        1997               1996             1995
            ---------------------------------------------------------------------------------------------------------------------
            Federal income taxes at statutory rate                             $   1,299,845          1,537,958        1,648,759
            State income taxes, net of Federal income tax benefit                    159,579            207,764          229,959
            Other, net                                                                (1,482)            (8,960)          43,581
            ---------------------------------------------------------------------------------------------------------------------
                                                                               $   1,457,942          1,736,762        1,922,299
            =====================================================================================================================

    (10)    REGULATORY MATTERS

            The Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund (SAIF), insures deposits of accountholders up to $100,000. The Bank pays an annual premium to provide for this insurance. The Bank is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta equal to at least 1% of the unpaid principal balances of its residential mortgage loans, .3% of its total assets or 5% of its outstanding advances from the Bank, whichever is greater. Purchases and sales of stock are made directly with the Bank at par value.

            During 1997, the Bank paid a special assessment of approximately $1,383,000 as a result of the federally-mandated recapitalization of the SAIF. The assessment was required of substantially all SAIF-insured depository institutions and was charged to noninterest expense.

            The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (10)    CONTINUED

            Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below, as defined) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of June 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

            As of June 30, 1997, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

            The Bank's actual capital amounts and ratios are also presented in the table (in thousands).

                                                                                                               To Be Well
                                                                                                           Capitalized Under
                                                                               For Capital                 Prompt Corrective
                                                     Actual                 Adequacy Purposes              Action Provisions
                                       ------------------------------   --------------------------  --------------------------------
                                            Amount          Ratio           Amount       Ratio          Amount          Ratio
            ------------------------------------------------------------------------------------------------------------------------
            As of June 30, 1997:
                Tangible capital (a)   $    45,333          15.92%        $   4,271       1.50%      $  14,235     greater than 5%
                Core capital (a)            45,333          15.92%            8,541       3.00%         17,082     greater than 6%
                Risk-based
                   capital (b)              45,869          35.39%           10,369       8.00%         12,962     greater than 10%
            As of June 30, 1996:
                Tangible capital (a)        43,471          15.98%            4,081       1.50%         13,603     greater than 5%
                Core capital (a)            43,471          15.98%            8,162       3.00%         16,324     greater than 6%
                Risk-based
                   capital (b)              43,836          37.56%            9,337       8.00%         11,671     greater than 10%
            =======================================================================================================================

            (a)      Percentage of Capital to Average Assets

            (b)      Percentage of Capital to Risk Weighted Assets

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (11)    RETIREMENT BENEFIT AND DEFERRED COMPENSATION PLANS

            The Bank has a 401(k) Employee Investment Plan covering substantially all employees. Participation is voluntary and employee contributions are based on a percentage of compensation, ranging from a minimum of 1% to a maximum of 10%. The Bank matches the employee's contribution not to exceed 6% of compensation or a maximum of $2,400 annually. The Bank contributed a total of $29,565, $29,466 and $22,697 for the years ended June 30, 1997, 1996 and 1995, respectively.

            During 1993, the Bank implemented a supplemental retirement income plan (SERP) for executive officers. The SERP supplements the 401(k) plan to bring officer retirement benefits up to targeted levels (2% for each year of service, not to exceed 70% of final salary). In addition, the SERP provides death benefit protection for officers' spouses. The cost of each participant's retirement benefits are being expensed and accrued over the participant's active employment so as to result in a liability at the retirement date equal to the present value of the benefits expected to be provided.

            The unit credit method is being used to accrue the projected benefit. Under this method, the present value of each executive's benefits will be expensed and accrued over the projected remaining employment period. At retirement, the present value of the benefit obligation will be fully accrued. Under the terms of the agreement, "vesting" is limited to the amount accrued on the books (or less if the years of service are not sufficient). Therefore, the Bank's benefit accrual is always equal to or greater than the present value of the benefit obligation in the event of termination of employment prior to retirement age.

            The accrued liability under the SERP amounted to $158,850 and $282,770 as of and for the years ended June 30, 1997 and 1996, respectively. The accrued liability is included in accrued expenses and other liabilities. The Bank expensed $103,877, $118,403 and $93,386 under the SERP for the years ended June 30, 1997, 1996 and 1995, respectively.

            The Bank has invested in whole-life insurance policies on the lives of the individual participants for purposes of providing income and assets in the future to offset the costs of the plan. The life insurance companies and related investments are as follows at June 30:


                                                                                       1997                   1996
            -------------------------------------------------------------------------------------------------------
            Transamerica                                                      $   2,185,807              2,079,104
            Massachusetts Mutual                                                    548,928                536,729
            Pacific Mutual                                                          418,458                402,698
            -------------------------------------------------------------------------------------------------------
                                                                              $   3,153,193              3,018,531
            =======================================================================================================

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (11)    CONTINUED

            During 1993, the Bank implemented a plan for the deferral of Directors' fees, which is non-qualified for income tax purposes. The plan is optional, and fees deferred are recorded as an expense and an unfunded liability of the Bank. The accrued liability for these benefits amounted to $256,487 and $177,645 at June 30, 1997 and 1996, respectively.

            The Bank also has deferred compensation agreements with one current officer to provide certain death and retirement benefits. The benefits payable are accrued annually by charges to income amounting to $1,383 in 1997, 1996 and 1995. The accrued liability for these benefits amounted to $26,827 and $25,444 at June 30, 1997 and 1996, respectively, and is included in accrued expenses and other liabilities.

            During 1997, the Bank established a Directors Retirement Plan, which is a non-qualified plan for income tax purposes that guarantees each Director will be paid 75% of their current salary for 10 years or until death after they retire. The benefits payable are accrued annually and are based on the retirement age selected by each director and an assumed 4% increase in salaries until retirement. The accrued liability for these benefits amount to $45,938 at June 30, 1997, and is included in accrued expenses and other liabilities.

    (12)    STOCK BASED BENEFIT PLANS

            The Bank has established an Employee Stock Ownership Plan (ESOP) for its employees. All employees of the Bank who attain the age of 21 and complete one year of service with the Bank will be eligible to participate in the ESOP. Participants will become 100% vested in their accounts after five years of service with the Bank or, if earlier, upon death, disability or attainment of normal retirement age. Participants will receive credit for service with the Bank prior to the establishment of the ESOP. On April 29, 1994 the ESOP borrowed $960,000 from an unrelated third party lender under a ten year term bearing interest at prime less .25% per annum, with payments of principal and interest due quarterly. Annual principal payments amount to $96,000. The proceeds of the loan were used by the ESOP to acquire 96,000 shares of the Bank's common stock upon conversion to a capital stock form of organization. The ESOP holds the common stock in a trust for allocation among participating employees, which occurs as the ESOP repays the loan. The ESOP's sources of repayment of the loan are dividends on the common stock, if any, either held in trust or allocated to the participants' accounts, and quarterly contributions from the Bank to the ESOP and earnings thereon. For the years ended June 30, 1997, 1996 and 1995 the Bank made contributions to the ESOP of $153,895, $160,789 and $163,778, respectively.


                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (12)    CONTINUED

            The Bank recognizes the cost of the ESOP in accordance with AICPA Statement of Position 93-6 Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial condition. As shares are released from collateral, the Bank reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. The Bank recognized interest expense of $57,895, $64,789 and $73,402 and compensation expense of $172,743,
            $164,254 and $137,583, respectively, related to the ESOP for the years ended June 30, 1997, 1996 and 1995. The amount of dividends on ESOP shares used for debt service by the ESOP for the years ended June 30, 1997 and 1996 was $50,204 and $52,236, respectively. The related tax benefits to the Bank for dividends paid to the ESOP were not material. The ESOP shares as of June 30 were as follows:

                                                                                              1997                   1996
            --------------------------------------------------------------------------------------------------------------
            Allocated shares                                                                31,558                 20,366
            Shares earned, but unallocated                                                   5,422                  5,768
            Unearned shares                                                                 59,020                 69,866
            --------------------------------------------------------------------------------------------------------------
                                                                                            96,000                 96,000
            --------------------------------------------------------------------------------------------------------------
            Fair value of unearned shares at June 30                                 $   1,128,758                960,658
            ==============================================================================================================

            Effective October 28, 1994 the Bank established a Management Recognition Plan (MRP) to retain personnel of experience and ability in key positions of responsibility. Members of the Board of Directors and certain executive officers of the Bank will receive a total of 48,000 shares of stock. These shares were issued at the time the MRP was adopted. Participants in the MRP become one-fifth vested in the shares that they are awarded under the MRP on each anniversary of the effective date of the MRP except for certain members of the Board of Directors who have elected to delay their vesting.

            In accordance with generally accepted accounting principles, common stock purchased by the MRP represents unearned compensation and, accordingly, is reflected as a reduction of capital and recognized as expense and additions to capital as the awards are earned. Compensation expense in the amount of the fair market value of the common stock at the date of the grant is recognized on a pro-rata basis over the years during which the shares are earned. If a participant terminates employment for reasons other than death, retirement or disability, he or she forfeits all rights to unvested shares. The Bank recognized compensation expense of $92,287 and $198,093 for fiscal years ended June 30, 1997 and 1996 related to MRP awards.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (13)    POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

            In December 1990, the financial Accounting Standards Board issued Statement of financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS No.
            106). SFAS No. 106 is effective for certain enterprises for fiscal years beginning after December 15, 1994, with earlier adoption encouraged. The statement generally requires a calculation of the actuarial present value of anticipated benefits to be provided and an accrual and allocation of those benefits through a charge to operating expense in the periods in which employees must render the services to receive such benefits. The Bank offers a postretirement health care benefit plan to certain employees and Directors and adopted the provisions of SFAS No. 106 on July 1, 1995. Such postretirement benefits costs for 1997 and 1996 were $46,000 and $45,000, respectively. Prior to adoption of SFAS No. 106, the Bank recognized the costs of these benefits by expensing the benefits as paid. During 1995 the Bank paid approximately $5,700 for benefits under the postretirement health care benefit plan.

            Net costs included the following components for the year ended June 30, 1997 and 1996:

            Service cost                                                                       $          9,000         9,000
            Interest cost                                                                                22,000        21,000
            Amortization of transition obligation                                                        15,000        15,000
            ------------------------------------------------------------------------------------------------------------------

            Net cost                                                                           $         46,000        45,000
            ==================================================================================================================

            A summary of the unfunded plan's status and the Bank's recorded liability recognized in the balance sheet at June 30 follows:

                                                                                                          1997               1996
            ----------------------------------------------------------------------------------------------------------------------
            Accumulated postretirement benefit obligation:
                  Retirees                                                                        $   (181,000)          (168,000)
                  Fully eligible active employees                                                      (24,000)           (22,000)
                  Other active participants                                                           (132,000)          (122,000)
            ----------------------------------------------------------------------------------------------------------------------
                                                                                                      (337,000)          (312,000)

            Unrecognized transition obligation                                                         262,000            277,000
            ----------------------------------------------------------------------------------------------------------------------
            Recorded liability                                                                    $    (75,000)           (35,000)
            ======================================================================================================================

            The assumed health care cost trend rate used to measure the expected cost of benefits covered by the plan for 1998 is 8.0%, and decreases by .5% each year until 2004, when a 5% rate is used as the ultimate trend rate. An increase of 1% in the assumed health care cost trend rate for each future year will increase service and interest cost by $5,000 and increase the accumulated postretirement benefit obligation for health care benefits by $46,000. A weighted average assumed discount rate of 7.5% is used to measure the accumulated postretirement benefit obligation.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (14)    FINANCIAL INSTRUMENTS

            The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contract amount of the financial instrument. The Bank uses the same credit policies in making commitments for off-balance-sheet financial instruments as it does for on-balance-sheet financial instruments. Financial instruments with off-balance-sheet risk are as follows at June 30, 1997:

                                                                                                       Contract
                                                                                                         amount
            ----------------------------------------------------------------------------------------------------
            Undisbursed lines of credit on home equity loans                                    $    13,916,000
            Residential mortgage loans to be funded                                                   1,851,000
            ----------------------------------------------------------------------------------------------------
                                                                                                $    15,767,000
            ====================================================================================================

            Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

            The Bank has an unsecured line of credit with First National Bank of Maryland for $2 million. There were no borrowings as of June 30, 1997.


    (15)    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

            Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS No. 107), requires all entities to disclose the estimated fair value of certain on- and off-balance sheet financial instruments. Fair value estimates and the method and assumptions used to determine them are set forth below for financial instruments outstanding at June 30, 1997 and 1996.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (15)    CONTINUED

            The carrying value and estimated fair value of financial instruments is summarized as follows at June 30:

                                                                          1997                                    1996
                                                        -----------------------------------     -----------------------------------
                                                                 Carrying             Fair            Carrying                Fair
                                                                   amount            value              amount               value
            -----------------------------------------------------------------------------------------------------------------------
            Assets:
                  Cash and interest-bearing deposits    $      13,330,928       13,331,000          12,094,102          12,094,000
                  Short-term investments                        2,722,336        2,722,000                   -                   -
                  Secured short-term loans to
                       commercial banks                         9,735,532        9,736,000          11,360,341          11,360,000
                  Securities purchased under
                       agreements to resell                     5,517,903        5,518,000           2,467,214           2,467,000
                  Securities available for sale                 8,162,419        8,162,000           6,758,706           6,759,000
                  Investment securities                        43,614,562       43,361,000          51,965,727          50,916,000
                  Mortgage-backed securities                   22,294,337       22,777,000          29,095,316          29,355,000
                  Loans receivable                            174,877,796      175,303,000         152,754,751         150,058,000

            Liabilities:

                  Savings accounts                            232,590,009      232,979,000         222,146,018         223,030,000
                  Borrowed funds                                  648,000          648,000             744,000             744,000
                  Advances payments by borrowers
                       for taxes, insurance and
                       ground rents                             4,804,060        4,804,000           4,560,492           4,560,000
            =======================================================================================================================

            CASH, CASH EQUIVALENTS, INVESTMENTS AND MORTGAGE-BACKED SECURITIES

            For cash and cash equivalents, the carry value approximates fair value due to the short maturity of these instruments. The fair value of U.S. Government and agency obligations, equity securities and mortgage-backed securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of Federal Home Loan Bank stock is estimated to be equal to its carrying amount given it is not a publicly traded equity security, it has an adjustable dividend rate, and all transactions in the stock are executed at the stated par value.

            LOANS RECEIVABLE

            The fair value of loans receivable is estimated by discounting future cash flows using current rates for which similar loans would be made to borrowers with similar credit history and maturities.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (15)    CONTINUED

            SAVINGS ACCOUNTS, BORROWED FUNDS AND ADVANCE PAYMENTS BY BORROWERS FOR TAXES, INSURANCE AND GROUND RENTS

            The fair value of savings accounts, other than certificate accounts, and advance payments by borrowers for taxes, insurance and ground rents is the amount payable on demand at June 30. The fair value of certificate accounts is based on the lower of redemption (net of penalty) or discounted value of contractual cash flows. Discount rates for certificates of deposit are estimated using the rates currently offered by the Bank for accounts with similar remaining maturities. Borrowed funds are considered to be at fair value due to their adjustable rate nature.

            COMMITMENTS TO EXTEND CREDIT

            The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of unrecognized financial instruments is estimated to equal the carrying value. See note 14 to the consolidated financial statements for the carrying amounts of unrecognized financial instruments.

    (16)    PLAN OF REORGANIZATION, STOCK ISSUE AND STOCKHOLDERS' EQUITY

            In March 1994, the Association's members approved a plan of reorganization from a mutual savings association to a mutual holding company. Pursuant to the plan of reorganization the Association transferred substantially all of its assets and all of its liabilities to a new federally-chartered stock savings association which became a wholly-owned subsidiary of Leeds Federal Bankshares, M.H.C. (MHC), a federal mutual holding company. The reorganization was consummated on April 29, 1994.

            The principal purpose of the reorganization was to reorganize the Association into a corporate form that provides it with more flexibility to raise capital, diversify operations and establish employee incentive plans. Under the terms of the reorganization the membership rights of the Association's members became rights in the mutual holding company. The reorganization was accounted for in a manner similar to that of a pooling-of-interests.

            As discussed in note 1 to the financial statements, the Association also adopted a federal savings bank charter and changed its name to Leeds Federal Savings Bank.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (16)    CONTINUED

            Under the corporate form of organization, the Bank has the authority to issue shares of capital stock to persons other than MHC up to 49.9% (a minority ownership interest) of the shares issued and outstanding. The reorganization was consummated on April 29, 1994, with the issuance and sale of 1.2 million shares of common stock at $10.00 per share in a public offering and the issuance of 2.2 million shares of common stock to MHC by the Bank.

            OTS regulations impose limitations on all capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the savings association's share, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital. The rule establishes three tiers of institutions. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 institution") may, after prior notice but without the approval of the OTS, make capital distributions during a year up to 100% of its net income to date during the year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the year; or 75% of its net income over the most recent four-quarter period. Any additional capital distributed requires prior regulatory approval.

            An institution that meets its regulatory capital requirement, but not its fully phased-in capital requirement before or after its capital distribution ("Tier 2 institution") may, after prior notice but without the approval of the OTS, make capital distributions of: up to 75% of its net income over the most recent four quarter period if it satisfies the risk-based capital requirement that would be applicable to it on January 1, 1993, computed based on its current portfolio; up to 50% of its net income over the most recent four quarter period if it satisfies the risk based capital standard that was applicable to it on January 1, 1991, computed based on its current portfolio; and up to 25% of its net income over the most recent four quarter period if it satisfies its current risk based capital requirement. In computing the institution's permissible percentage of capital distributions, previous distributions made during the prior four period quarter must be included.

            A savings institution that does not meet its current regulatory capital requirement before or after payment of a proposed capital distribution ("Tier 3 institution") may not make any capital distributions without the prior approval of the OTS.

            In addition, the OTS would prohibit a proposed capital distribution by any institution which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. In addition, FDICIA provides that, as a general rule, a financial institution may not make a capital distribution if it would be undercapitalized after making the capital distribution. Also, an institution meeting the Tier 1 capital criteria which has been notified that it needs more than normal supervision will be treated as a Tier 2 or Tier 3 institution unless the OTS deems otherwise.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (16)    CONTINUED

            MHC waived receipt of its quarterly dividends, thereby reducing the actual dividend payout. The dollar amount of dividends waived by MHC are considered as a restriction on the retained earnings of the Bank. The amount of any dividend waived by MHC shall be available for declaration as a dividend solely to MHC. At June 30, 1997, the cumulative amount of such waived dividends was $4,129,400.

    (17)    NET INCOME PER SHARE OF COMMON STOCK

            Primary net income per share for the years ended June 30, 1997, 1996 and 1995 has been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding of 3,423,560, 3,399,743 and 3,365,776, respectively.

            Weighted average shares used in computing fully diluted net income per common share were 3,436,657, 3,399,743 and 3,369,806 for the years ended June 30, 1997, 1996 and 1995, respectively. It is assumed that all dilutive stock options are exercised at the later of the beginning of the year or the date of the grant, and the proceeds used to purchase shares of common stock. The fully diluted weighted average shares reflect the maximum dilutive effect of stock issuable upon the exercise of stock options.

    (18)    STOCK OPTION PLAN

            In October 1994, the Bank approved the Stock Option Plan (Option
            Plan), whereby 120,000 shares of common stock were granted to officers and directors of the Bank. Options granted under the Option Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualifying stock options. The 48,000 shares for directors vested at grant date, while the 72,000 shares for the officers vest at a rate of 20 percent per year. Options are exercisable at the market price of the common stock on the date of grant which was $11.875 per share. The options must be exercised within 10 years from the date of grant.

                                                                    (Continued)

LEEDS FEDERAL SAVINGS BANK

Notes to Consolidated Financial Statements


===============================================================================

    (18)    CONTINUED

            A summary of changes in shares under option and options exercisable for the years ended June 30 is presented below:

                                                                                     1997              1996             1995
            -----------------------------------------------------------------------------------------------------------------
            Outstanding at beginning of year                                      120,000           120,000                -
            Granted                                                                     -                 -          120,000
            Canceled                                                               (5,264)                -                -
            Exercised                                                              (6,736)                -                -
            -----------------------------------------------------------------------------------------------------------------
            Outstanding at end of year                                            108,000           120,000          120,000
            -----------------------------------------------------------------------------------------------------------------
            Exercisable at end of year                                             84,000            76,800           62,400
            =================================================================================================================

                               BOARD OF DIRECTORS

                                     [PHOTO]

ROW 1: Gordon E. Clark (President and CEO), John F. Amer (Chairman), Marguerite
                            E. Wolf (Vice Chairman)

  ROW 2: Joan H. McCleary (Secretary to the Board), John F. Doyle, Raymond J.
                                  Hartman, Jr.

                          Photography by Jean Clayton

                               EXECUTIVE OFFICERS

                       Gordon E. Clark, President and CEO

Kathleen G. Trumpler, Treasurer and CFO       Vernon J. Miller, Vice President
Dale R. Douglas, Vice President               Margaret I. Balsamo, Secretary

                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 4:00 p.m., on Wednesday, October 22, 1997, at 1101 Maiden Choice Lane, Baltimore, Maryland.

STOCK LISTING

The Bank's Common Stock trades over-the-counter on the Nasdaq National Market under the symbol LFED.

SPECIAL COUNSEL

Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Ave., NW
Suite 400
Washington, D.C. 20015

INDEPENDENT AUDITOR

KPMG Peat Marwick LLP
111 South Calvert Street
Baltimore, Maryland 21202

TRANSFER AGENT

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005

ANNUAL REPORT ON FORM 10-KSB

A copy of the Bank's Form 10-KSB for the fiscal year ended June 30, 1997, will be furnished without charge to Stockholders as of September 5, 1997, upon written request to the Secretary, Leeds Federal Savings Bank, 1101 Maiden Choice Lane, Baltimore, Maryland 21229 410-242-1234.